
10011833


Onyx
Pharmaceuticals
Changing the way cancer is treated


RECEIVED
APR 12 2010

2100 Powell Street
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 26, 2010

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Onyx Pharmaceuticals, Inc., a Delaware corporation (also referred to as "we," "us," "Onyx," and the "Company"). The meeting will be held on Wednesday, May 26, 2010 at 10:00 a.m., local time, at the Hilton Garden Inn located at 1800 Powell Street, Emeryville, California 94608 for the following purposes:

1. To elect our two nominees for director to hold office until the 2013 Annual Meeting of Stockholders.
2. To approve an amendment to the Company's 2005 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Common Stock authorized for issuance under the plan by 3,000,000 shares and amend the non-discretionary director annual restricted stock awards.
3. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.
4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this Notice.

The record date for the Annual Meeting is March 29, 2010. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held at 10:00 a.m., local time, on Wednesday, May 26, 2010 at the Hilton Garden Inn located at 1800 Powell Street, Emeryville, California 94608

The proxy statement and annual report to stockholders are available at https://materials.proxyvote.com/683399.

The Board of Directors recommends that you vote FOR the proposals identified above.

By Order of the Board of Directors

Robert L. Jones
Secretary

Emeryville, California
April 9, 2010

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote as promptly as possible in order to ensure your representation at the meeting. You may vote your shares via a toll-free telephone number or the Internet, by following the instructions on the proxy card. You may also submit your proxy card for the Annual Meeting by completing, signing, dating and returning your proxy card in the pre-addressed envelope provided. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

TABLE OF CONTENTS

ONYX PHARMACEUTICALS, INC.

2100 Powell Street
Emeryville, CA 94608

PROXY STATEMENT

FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

May 26, 2010

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for our 2010 Annual Meeting of Stockholders to be held on Wednesday, May 26, 2010 at 10:00 a.m. local time at the Hilton Garden Inn located at 1800 Powell Street, Emeryville, California 94608. Our principal executive offices are located at 2100 Powell Street, Emeryville, California 94608, and our telephone number is (510) 597-6500.

The proxy materials, including this proxy statement, proxy card or voting instruction card and our 2009 Annual Report, are being distributed and made available on or about April 9, 2010. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide our stockholders access to our proxy materials over the Internet. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice") will be mailed on or about April 9, 2010 to most stockholders who owned our common stock at the close of business on March 29, 2010. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials be sent to them by following the instructions in the Notice.

The Notice will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election.

Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why did I receive a Notice regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

We have sent a Notice of Internet Availability of Proxy Materials to most of our stockholders of record and beneficial owners. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, you may request to receive future proxy materials in printed form by mail or electronically. Your election to receive future proxy materials by mail or electronically will remain in effect until you terminate such election.

Why did I receive a full set of proxy materials instead of a Notice regarding the Internet availability of proxy materials?

We are providing paper copies of the proxy materials to stockholders who have previously requested to receive them. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card, to vote using the Internet and, when prompted, indicate that you agree to receive or access future stockholder communications electronically. Alternatively, you can go to https://materials.proxyvote.com/683399 and enroll for online delivery of annual meeting and proxy voting materials.

How can I access the proxy materials over the Internet?

You may view and also download our proxy materials, including the 2009 Annual Report, our 2009 Form 10-K and the Notice on our website at www.onyx-pharm.com as well as https://materials.proxyvote.com/683399.

How can I vote my proxy over the Internet or by telephone?

Please refer to the proxy card for instructions on, and access information for, voting by telephone or over the Internet.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 29, 2010 will be entitled to vote at the Annual Meeting. On this record date, there were 62,402,830 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 29, 2010 your shares were registered directly in your name with our transfer agent, Wells Fargo Bank, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we recommend that you vote by proxy to ensure your vote is counted if you later decide not to attend the meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 29, 2010 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account and you should follow such organization's instructions on how to do so. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

1. Election of our two nominees for director to hold office until the 2013 Annual Meeting of Stockholders;

2. Approval of an amendment to the Company's 2005 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Common Stock authorized for issuance under the plan by 3,000,000 shares and amend the non-discretionary director annual restricted stock awards; and

3. Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, by mail, by telephone or over the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy. Voting in person will revoke your proxy. There are four ways to vote:

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote by telephone, call the toll-free telephone number on the proxy card and follow the recorded instructions. You will need to have the control number that appears on your proxy card available when voting.
- To vote over the Internet, access Onyx's secure website registration page through the Internet, as described on the proxy card, and follow the instructions. You will need to have the control number that appears on your proxy card available when voting.

Please note that the Internet and telephone voting facilities for registered stockholders will close at 11:59 p.m., EDT, on May 25, 2010.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet, as instructed by your broker or bank. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.

Can I vote my shares by filling out and returning the Notice?

No. The Notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card or voting instruction card or by submitting a ballot in person at the meeting.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 29, 2010.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of the two nominees for director; "For" approval of the amendment to our 2005 Equity Incentive Plan; and "For" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to mailing the proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

You may receive more than one proxy card if your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy vote by mail, telephone or Internet with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary at 2100 Powell Street, Emeryville, California 94608.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 10, 2010 to our Secretary at 2100 Powell Street, Emeryville, California 94608. If you wish to nominate a director or submit a proposal that is not to be included in next year's proxy materials, the proposal must be received by the Company between February 25, 2011 and March 27, 2011. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions and broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. Non-discretionary items are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals and, for the first time, under a new amendment to the NYSE rules, elections of directors, even if not contested. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of our two nominees for Class II directors, the two nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withhold" will affect the outcome.
- To be approved, Proposal 2, the amendment to the Company's 2005 Equity Incentive Plan to, among other things, increase the aggregate number of shares of Common Stock authorized for issuance under that plan by 3,000,000 and amend the non-discretionary director annual restricted stock awards, must receive a "For" vote from the majority of votes cast either in person or by proxy. Failure to submit a proxy card or vote at the Annual Meeting, or an abstention vote or a broker non-vote will have no effect on the outcome of Proposal 2.
- To be approved, Proposal 3, ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010, must receive a "For" vote from the majority of votes cast either in person or by proxy. Failure to submit a proxy card or vote at the Annual Meeting, or an abstention vote withheld or a broker non-vote will have no effect on the outcome of Proposal 3.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 62,402,830 outstanding and entitled to vote. Thus, 31,201,416 must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four days after the Annual Meeting. If final voting results are not available to us in time to file a current report on Form 8-K within four business days after the Annual Meeting, we intend to file a current report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional current report on Form 8-K to publish the final results.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation and our Bylaws provide that the Board of Directors shall be divided into three classes: Class I, Class II and Class III, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) serves for the remainder of the full term of the class of directors to which he or she was elected and until that director's successor is elected and qualified. The Board of Directors typically schedules a board meeting on the day of the annual meeting of stockholders and it is our policy to invite current directors and nominees to attend the Annual Meeting. All of the current directors attended the 2009 Annual Meeting of Stockholders.

The Board of Directors is presently composed of seven members. There are two directors in Class II, each of whose term of office expires in 2010. Each of the nominees for election to Class II, Corinne H. Nevinny and Thomas G. Wiggans is currently a member of our Board of Directors. Both of the nominees for director were elected by the stockholders at the 2007 Annual Meeting. If re-elected at the 2010 Annual Meeting, the nominees would serve until the 2013 Annual Meeting and until that director's successor is elected and has qualified, or until that director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes of the holder of shares present in person or represented by proxy and entitled to vote at the meeting. The two nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that either of the nominees should be unavailable for election as a result of an unexpected occurrence, shares represented by executed proxies will be voted for the election of a substitute nominee proposed by management. Ms. Nevinny and Mr. Wiggans have each agreed to serve, if elected, and management has no reason to believe that either of them will be unable to serve.

The Nominating and Corporate Governance Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and management experience necessary to oversee and direct the Company's business. To that end, the Committee has evaluated the Board's current members in the broader context of the Board's overall composition. The Committee maintains a goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Committee views as critical to effective functioning of the Board.

The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each nominee for director that led the Committee to believe that such nominee should continue to serve on the Board. In addition, following the biographies of the nominees are the biographies of Class I and Class III directors containing information as to why the Committee believes that such director should continue serving on the Board.

NOMINEES FOR ELECTION FOR A THREE YEAR TERM EXPIRING AT THE 2013 ANNUAL MEETING — CLASS II

Corinne H. Nevinny, age 50, has served as a Director since October 2005. Since September 2009, she has served as Corporate Vice President and General Manager CSS, Vascular & Canada at Edwards Lifesciences Corporation, a leading cardiovascular technology company. Prior to assuming her current position, she was President of Global Operations from December 2005 until September 2009. Ms. Nevinny served as Corporate Vice President, Chief Financial Officer and Treasurer of Edwards Lifesciences Corporation from March 2003 until December 2005. From 1998 until 2003, Ms. Nevinny was Vice President and Chief Financial Officer of Tularik, Inc, a biotechnology company. From 1996 until 1998, Ms. Nevinny was Executive Director for the health care group at Warburg Dillon Read LLC, an investment bank. Ms. Nevinny also serves on the Board of Directors of Neurocrine Biosciences, Inc., a biopharmaceutical company. Ms. Nevinny received her undergraduate degree from Stanford University and her M.B.A. from Harvard Business School. We believe her leadership positions with publicly traded healthcare companies qualify her to provide insight and guidance for a wide variety of the Company's activities, including its financial and commercial strategies, global sales of the Company's products and strategic transactions.

Her education and experience qualify Ms. Nevinny to serve as an "audit committee financial expert" (as that term is defined in Item 407(d)(5) of Regulation S-K) and to provide oversight of the Company's financial strategies.

Thomas G. Wiggans, age 58, has served as a Director since March 2005. From August 2008 to September 2009, until Peplin, Inc. was acquired by LEO Pharma of Copenhagen, Denmark, Mr. Wiggans served as Chairman of the Board of Directors and Chief Executive Officer of Peplin, Inc., a biotechnology company. Prior to that, Mr. Wiggans served as Chief Executive Officer of Connetics Corporation, a biotechnology company, from 1994 until December 2006, and as Chairman of the Board from January 2006, until December 2006, when Connetics Corporation was acquired by Stiefel Laboratories. From 1992 to 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics, a biotechnology company. From 1980 to 1992, Mr. Wiggans served in various positions at Ares-Serono Group, a pharmaceutical company, including President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. Mr. Wiggans currently serves as a Director of Sangamo Biosciences and Somaxon Pharmaceuticals, as well as one private company. He also serves on the Board of Trustees of the University of Kansas Endowment Association. In addition, he is Chairman of the Biotechnology Institute, a non-profit educational organization. Mr. Wiggans holds a B.S. in Pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University. Mr. Wiggans has extensive knowledge of the biotechnology industry. He has served in leadership positions with biotechnology companies during key growth periods and has launched pharmaceutical products, including cancer therapies. We believe his experience qualifies him, among other things, to provide oversight of the Company's strategies for developing markets and growing revenues. By virtue of his education and experience he satisfies the financial literacy requirements of The NASDAQ Stock Market, L.L.C. ("NASDAQ") applicable to Audit Committee members.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH OF OUR NOMINEES FOR DIRECTOR

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2011 ANNUAL MEETING — CLASS III

Magnus Lundberg, age 53, has served as a Director since June 2000. Since April 2004, Mr. Lundberg has served as President and Chief Executive Officer of Phadia AB, a privately held diagnostic company, and formerly a division of Pfizer Inc, a pharmaceutical company. From March 1999 to April 2004, Mr. Lundberg served as President and Chief Executive Officer of Phadia AB, while it was a division of Pfizer. From September 1996 to March 1999, Mr. Lundberg served as President of both Chiron Therapeutics and Chiron Vaccines, each a division of Chiron Corporation, a biotechnology company. From 1981 to 1996, Mr. Lundberg held various management positions at Pharmacia Corporation, a pharmaceutical company acquired by Pfizer in 2003. Mr. Lundberg holds a M.Sc. in Biology and Biochemistry from Abo Akademi in Turku, Finland. Mr. Lundberg has served in leadership positions in several international companies, which we believe qualifies him, among other things, to provide valuable input to and oversight of the Company's global activities. He has experience managing companies to profitability and sustained growth and has overseen strategies for developing and balancing product pipelines. Mr. Lundberg's education and experience satisfy the financial literacy requirements of NASDAQ applicable to Audit Committee members.

N. Anthony Coles, M.D., age 49, was appointed President, Chief Executive Officer and a Director, effective March 31, 2008. From May 2006 to March 17, 2008, Dr. Coles was President, Chief Executive Officer, and a member of the Board of Directors of NPS Pharmaceuticals, Inc., a biotechnology company focused on the discovery and development of novel therapeutics. From November 2005 to May 2006, Dr. Coles was President, Chief Operating Officer and a member of the Board of Directors of NPS Pharmaceuticals. From 2002 until October 2005, Dr. Coles was Senior Vice President of Commercial Operations at Vertex Pharmaceuticals Incorporated. Beginning in 1996, Dr. Coles held a number of executive positions while at Bristol-Myers Squibb Company, including Senior Vice President of Strategy and Policy; Senior Vice President of Marketing and Medical Affairs, Neuroscience/Infectious Diseases/Dermatology; Vice President, Western Area Sales Cardiovascular and Metabolic Business Unit for U.S. primary care; and Vice President, Cardiovascular Global Marketing. From 1992 until 1996, Dr. Coles served in various positions at Merck & Co., Inc., most recently as Vice President of the Hypertension and Heart Failure Business Group. Dr. Coles earned his M.D. from Duke University, his master's degree in public health from Harvard College and his undergraduate degree from Johns Hopkins University. Dr. Coles currently serves as a

Trustee for Johns Hopkins University and Boston Medical Center, and as a Director for FoldRx Pharmaceuticals, Inc. In his leadership positions at several public companies, Dr. Coles has managed pharmaceutical product pipelines, overseen launches of numerous pharmaceutical products, and has built commercial organizations. In addition, he has been responsible for strategic planning and corporate development at several public biotechnology and biopharmaceutical companies. We believe Dr. Coles' dual role as an executive officer and director of Onyx gives him unique insights into the day-to-day operations of the Company, a practical understanding of the issues and opportunities that face the Company, and its strategic planning, commercial growth, and strategic transactions.

Directors Continuing in Office Until the 2012 Annual Meeting — Class I

Paul Goddard, Ph.D., age 60, has served as a Director since February 1997 and is currently the Lead Director of the Company. Dr. Goddard is currently Chief Executive Officer and Chairman of the Board of Directors of ARYx Therapeutics, Inc. From August 1998 to March 2000, Dr. Goddard served as President and Chief Executive Officer of Elan Pharmaceuticals, Inc., a biotechnology company and a division of Elan plc. From 1991 to 1998, Dr. Goddard served as Chief Executive Officer and Chairman of the Board of Neurex Corporation, a biotechnology company, until Neurex Corporation was acquired by Elan Corporation plc. Dr. Goddard also serves on the Boards of Directors of Adolor Corporation and A.P. Pharma, Inc., where he is also Chairman of the Board. He completed his Ph.D. in the area of Etiology and Pathophysiology of colon cancer at St. Mary's Hospital, University of London. Dr. Goddard has extensive knowledge of and experience in the pharmaceutical industry. We believe his service as an executive at numerous publicly traded healthcare companies qualifies him to provide oversight to the Company's strategic plans, commercial growth, strategic transactions and global expansion and to provide insights into Onyx's industry and regulatory environment. Dr. Goddard's substantial experience in executive compensation matters, developed in his tenures as chief executive officer, is especially valuable as the Chairman of the Compensation Committee.

Antonio J. Grillo-López, M.D., age 70, has served as a Director since September 2002. From November 1992 to January 2001, Dr. Grillo-López served as Chief Medical Officer of IDEC Pharmaceuticals Corporation and from January 2001 to November 2003 held the position of Chief Medical Officer Emeritus of IDEC Pharmaceuticals Corporation. Dr. Grillo-López has been a consultant to the U.S. National Cancer Institute and has served on the Oncologic Drugs Advisory Committee of the FDA. He currently serves on the Board of Trustees of the Hope Funds for Cancer Research. Dr. Grillo-López holds a B.S. and an M.D. from the University of Puerto Rico. We believe that, by virtue of his medical degree and industry experience, Dr. Grillo-López is well qualified to provide guidance and oversight to the Company's clinical and regulatory strategies and to its portfolio management. The Committee also believes he is well qualified to advise the Company regarding evaluation of product candidates in potential strategic transactions.

Wendell Wierenga, Ph.D., age 62, has served as a Director since December 1996. Since January 2007, Dr. Wierenga has served as Executive Vice President of Research and Development of Ambit Biosciences Corporation, a biopharmaceutical company. From September 2003 to December 2006, Dr. Wierenga served as Executive Vice President, Research and Development of Neurocrine Biosciences, Inc., a biotechnology company. From June 2003 to June 2006, Dr. Wierenga served on the Board of Directors of Ciphergen Biosciences (now Vermillion, Inc.). From September 2000 to August 2003, Dr. Wierenga served as the Chief Executive Officer of Syrrx, Inc., a biotechnology company. From February 1999 to August 2000, Dr. Wierenga served as Senior Vice President, Worldwide Pharmaceutical Sciences, Technologies and Development for the Parke-Davis Pharmaceutical Research division of Warner-Lambert Company, a subsidiary of Pfizer Inc, and from 1990 to 1999 as Senior Vice President of Research of Parke-Davis. Dr. Wierenga served as Vice President of Medtech Ventures of Warner-Lambert, an investment fund, from 1992 to 2000. Dr. Wierenga also serves on the Board of Directors of XenoPort, Inc. Dr. Wierenga holds a B.A. from Hope College and a Ph.D. in chemistry from Stanford University. We believe Dr. Wierenga's scientific training and experience qualify him to provide oversight of the Company's clinical- stage product candidates, and clinical and regulatory strategies. The Committee further believes he is well-qualified to provide the Company with guidance regarding its early stage pipeline and managing research and development investment decisions.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

Onyx has adopted Corporate Governance Guidelines (the "Guidelines") that outline, among other matters, the role of the Board and the responsibilities of various Board committees. These Guidelines are available, along with other important corporate governance materials, on our website at http://www.onyx-pharm.com/wt/page/corp_gov; however, information found on our website is not incorporated by reference into this proxy statement. The Guidelines assure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The Guidelines are also intended to align the interests of directors and management with those of the Company's stockholders. The Guidelines set forth the practices the Board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation.

The Guidelines specifically require, among other things, that:

- A majority of the directors must be independent.
- The Board appoints all members of the Board committees.
- The Audit, Compensation and Nominating and Corporate Governance Committees are composed entirely of independent directors.
- The independent directors meet in executive session at least twice a year.

The Guidelines were adopted and are periodically reviewed by the Board to, among other things, maintain and ensure compliance with legal and regulatory requirements, including applicable NASDAQ listing standards and rules, as well as, evolving corporate governance best practices.

Independence of the Board of Directors

As required under the NASDAQ listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the listed company's board of directors. Our Board consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, if any, the Board has affirmatively determined that none of our directors or nominees for director have a material or other disqualifying relationship with the Company and all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Dr. Coles, our President and Chief Executive Officer.

As required under applicable NASDAQ listing standards, in fiscal 2009 our independent directors met a total of four times in regularly scheduled executive sessions at which only independent directors were present. Our Board committees also met regularly in executive sessions at which only independent directors were present. Persons interested in communicating with our independent directors regarding specific concerns or issues may address correspondence to a particular director or to the independent directors generally, in care of: Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

Board Leadership Structure

Dr. Goddard serves as our Board of Directors' lead independent director. Currently, meetings of the Board are generally chaired by the lead independent director or, at his request, Dr. Coles, the Company's President and Chief Executive and also a member of the Board. The position of Chairperson of the Board is currently vacant.

The Board appointed Dr. Goddard as the lead independent director to reinforce the independence of the Board as a whole for purposes of calling and conducting meetings of the Board. The Company believes that the lead independent director helps ensure the effective independent functioning of the Board in its oversight responsibilities. The lead independent director is empowered to, among other things, preside over Board meetings at which the Chairman is not present, including, if applicable, executive sessions of the independent directors, serve as a liaison between the Chief Executive Officer and/or Chairman, approve information to be sent to the Board, if requested to do so by the Board, approve proposed meeting agendas and schedules and call meetings of the Board and/or independent directors.

While the Company does not currently have a chairperson, the Company has not adopted any policy regarding the chairperson's independence, and would consider appointing either an independent or non-independent director as chairperson, depending on what the Board determined to be in the best interests of the Company and its stockholders. The Company believes that having the President and Chief Executive Officer serve also as a director helps to ensure that the Board and management act with a common purpose, and that Dr. Coles helps to act as a bridge between management and the Board, facilitating the regular flow of information and providing the Board with valuable insight into the day-to-day operations of the Company. For similar reasons, the Company does not preclude that the President and Chief Executive could additionally serve as chairperson of the Board. Combining the positions of Chief Executive Officer and Board chairperson could also offer the advantage of providing a single, clear chain of command to execute the Company's strategic initiatives and business plans. In appropriate circumstances, the Board would also consider appointing an independent director as chairperson of the Board, which may have the advantage of creating an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of the Company and its stockholders. The Company also believes that regardless of the chairperson's independence, it may be advantageous to have a Board chairperson who has history with and knowledge of the Company.

Information Regarding the Board of Directors and its Committees

During the fiscal year ended December 31, 2009 our Board of Directors held ten meetings. The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal year ended December 31, 2009 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
N. Anthony Coles, M.D.			
Paul Goddard, Ph.D.		X*	X
Antonio Grillo-López, M.D.			X
Magnus Lundberg	X		
Corinne H. Nevinny	X*		
Wendell Wierenga, Ph.D.		X	X*
Thomas G. Wiggans	X	X	
Total meetings in fiscal year 2009	8	9	2

* Committee Chairperson

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The

Board of Directors has determined that each member of each committee meets the applicable NASDAQ listing requirements regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment in his or her service as a member of our Board and the committees on which he or she serves.

Audit Committee

The Audit Committee meets with our independent registered public accounting firm at least quarterly to review the financial results of the fiscal quarters and the annual audit and discuss the financial statements; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in our Annual Report on Form 10-K; evaluates the independent registered public accounting firm's performance; receives and considers the independent registered public accounting firm's comments as to scope, adequacy and effectiveness of financial reporting controls; and reviews the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules and the Company's code of conduct, including reviewing and approving related-party transactions.

The Audit Committee has adopted a written Audit Committee Charter that has been approved by the Board of Directors. Our Audit Committee Charter can be found on our corporate website at http://www.onyx-pharm.com/file.cfm/53/docs/audit_comm_charter.pdf; however, information found on our website is not incorporated by reference into this proxy statement.

The Board of Directors annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) of the NASDAQ listing standards). The Board of Directors has determined that Ms. Nevinny qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Ms. Nevinny's level of knowledge and experience based on a number of factors, including her formal education and experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee

The Compensation Committee reviews and approves our overall compensation strategy, policies, plans and programs. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; recommends to the Board for approval the compensation and other terms of employment of our Chief Executive Officer; reviews and approves the compensation and other terms of employment of executive officers and other senior management, if necessary; and administers our equity incentive and purchase plans. The Compensation Committee also reviews with management the Company's Compensation Discussion and Analysis and considers whether to recommend that it be included in proxy statements and other filings.

Our Compensation Committee Charter can be found on our corporate website at http://www.onyx-pharm.com/file.cfm/53/docs/comp_comm_charter.pdf; however, information found on our website is not incorporated by reference into this proxy statement. All members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards).

Our Compensation Committee typically meets at least four times a year, with greater frequency if necessary, and regularly holds executive sessions at its meetings. The agenda for each meeting is usually developed by the

Chair of the Compensation Committee, in consultation with management. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. Our Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. The Compensation Committee Charter grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

In 2009, the Compensation Committee engaged Radford, an AON Consulting Company specializing in the technology and life sciences industries. The Compensation Committee requested that Radford:

- evaluate the efficacy of the Company's existing compensation strategy and practices in supporting and reinforcing the Company's long-term strategic goals; and
- assist in refining the Company's compensation strategy and in developing and implementing an executive compensation program to execute that strategy, including executive compensation, equity compensation, and board compensation.

As part of its engagement, Radford was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. At the request of the Compensation Committee, Radford also worked with certain of our management to better assess the Company's business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which the Company competes. Radford developed recommendations that were presented to the Compensation Committee for its consideration. Following an active dialogue, the Compensation Committee approved the recommendations made by Radford for executives other than the Chief Executive Officer, and recommended that the Board approve the recommendations for the Chief Executive Officer. Such recommendations are discussed in the Compensation Discussion and Analysis section of this proxy statement.

Under its Charter, the Compensation Committee may form, and delegate authority to, subcommittees and to management, as appropriate. The Compensation Committee has granted to certain authorized delegates, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, the authority to grant stock options to non-executive officer employees and consultants within certain specific guidelines approved by the Compensation Committee, and certain other limitations, without any further action required by the Compensation Committee. In 2007, the Compensation Committee's delegated authority to grant restricted stock awards to non-executive officer employees and consultants was further delegated to the Company's Chief Executive Officer within certain specific guidelines approved by the Compensation Committee, and certain other limitations, without any further action required by the Compensation Committee. The purpose of these delegations of authority is to enhance the flexibility of option and stock administration within the Company and to facilitate the timely grant of options and restricted stock awards to employees, particularly new employees. All stock option and restricted stock awards granted by the authorized delegates must comply with the terms and conditions of our 2005 Equity Incentive Plan and must be within specified limits approved by the Compensation Committee. In particular, the authorized delegates may not grant options or restricted stock awards to himself or herself, or grant options or restricted stock awards to any employee to acquire more than an aggregate of 100,000 shares per year or any consultant to acquire more than 10,000 shares per year individually, or 40,000 shares to consultants as a group, without Compensation Committee approval.

Historically, the Compensation Committee has made adjustments to annual compensation, determined bonus and equity awards and established performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as the evaluation of the Company's performance of corporate objectives and individual executive's performance of certain individual goals, as well as high-level strategic issues, such as the efficacy of the Company's compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of performance is conducted by the Compensation Committee, which recommends any adjustments to compensation, as well as awards to be granted, to the Board for approval. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal year 2009 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending incumbent directors to the Board for reelection to the Board, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles. Our Nominating and Corporate Governance Committee charter can be found on our corporate website at http://www.onyx-pharm.com/file.cfm/53/docs/Nominating_charter.pdf; however, information found on our website is not incorporated by reference into this proxy statement. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards).

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, having the highest personal integrity and ethics, possessing relevant expertise, having sufficient time, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. The Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees, including incumbent directors and candidates for vacancies on the Board, are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills and any other factors as it deems appropriate given our current needs and the current needs of the Board, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee also reviews the directors' overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. In the case of candidates for vacancies on the Board, the Nominating and Corporate Governance Committee uses its and the Board of Directors' network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5 percent of our voting stock.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board and for inclusion in the proxy statement may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 2100 Powell Street, Emeryville, California 94608 at least 120 days prior to the anniversary date of the mailing of our proxy statement for the prior year's annual meeting of stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Role of the Board in Risk Oversight

One of the Board's key functions is informed oversight of the Company's various processes for managing risk. The Board administers this oversight function directly through the Board as a whole, as well as through the Board's standing committees that address risks associated with their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing risk exposure in the Company's strategic plans, development programs, corporate goals and operating plans, including a determination of the nature and level of risk appropriate for the Company. Our Audit Committee has the responsibility to consider and discuss our major exposures to financial risk and the steps our management takes to monitor and control these exposures, including guidelines, policies and processes. The Audit Committee meets periodically with our Chief Compliance Officer and also monitors the Company's compliance with various legal and regulatory requirements, our whistleblower system, in addition to oversight of the performance of our audit function. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines and policies. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible. In addition, the Board meets with certain members of our executive team, including the heads of our business, compliance and legal functions, who discuss the risks and exposures involved in their respective areas of responsibility as well as any developments that could impact our risk profile or other aspects of our business.

Meetings of the Board of Directors

The Board of Directors met ten times during the fiscal year ended December 31, 2009. All directors attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of the committees on which they served, held during the period for which they were a director or committee member.

Stockholder Communications with the Board of Directors

We have not adopted a formal process for stockholder communications with the Board. However, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Our stockholders may direct communications to a particular director or to the independent directors generally, in care of: Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608.

Code of Conduct

We have a Code of Conduct that applies to all officers, directors and employees. The Code of Conduct is available on our website at http://www.onyx-pharm.com/wt/page/code_conduct; however, information found on our website is not incorporated by reference into this proxy statement. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

COMPENSATION OF DIRECTORS

During the fiscal year ended December 31, 2009, each of our non-employee directors received an annual retainer of $30,000 and the non-employee lead director received an annual retainer of $45,000. In addition, the chair of each of the Audit, Compensation and Nominating and Corporate Governance Committees received an additional annual retainer of $20,000, $15,000 and $10,000, respectively, and each committee member (other than committee chairs) of each of the Audit, Compensation and Nominating and Corporate Governance Committees received an additional annual retainer of $12,000, $7,500 and $5,000, respectively. Each director also received $2,500 for attending each Board of Directors meeting in person or telephonically. For the fiscal year ended December 31, 2009, the total cash compensation paid to non-employee directors was $424,000. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings. Effective January 1, 2010, the Board of Directors cash compensation and equity awards were increased.

Effective January 1, 2010, the retainer for the non-employee lead director was increased to $55,000 per year and the retainer for the Audit Committee Chair was increased to $24,000 per year. In addition, effective January 1, 2010, each director will receive an additional $1,500 for attending each Board of Directors meeting in person or telephonically above 10 meetings per year. Each director on the Audit, Compensation and Nominating and Corporate Governance Committees will receive an additional $1,500 for attending each Audit, Compensation and Nominating and Corporate Governance Committees, respectively, in person or telephonically above 10, 8 and 6 meetings, respectively, per year.

The 2005 Equity Incentive Plan provides that each new member of our Board will be granted an option to purchase 20,000 shares of our common stock on the date of his or her initial election to the Board and, through December 31, 2008, an automatic, non-discretionary option grant to purchase 10,000 shares of our common stock on the anniversary of each non-employee director's initial grant, if the non-employee director is continuing to serve as a director on such anniversary date. The initial option grants vest as to 25% of the shares underlying the award on the first anniversary of the grant date and in equal monthly installments thereafter over the next three years. The annual option grants vest fully on the first anniversary of the grant date.

At our 2008 Annual Meeting of Stockholders, the stockholders approved an amendment to our 2005 Equity Incentive Plan that restructured the non-discretionary grant program providing for the automatic grants of stock awards to non-employee Board members over their period of service on the Board as follows:

- From the date of the 2008 Annual Meeting of Stockholders until December 31, 2008, non-employee directors continued to receive an option to purchase 10,000 shares of common stock on the anniversary of the date when each such non-employee Board member was first elected or appointed to the Board;

- Effective on January 1, 2009, non-employee directors no longer received an option on the anniversary of the date when such non-employee Board member was first elected or appointed to the Board;

- Effective on March 31, 2009, each non-employee directors received a combination of an option to purchase 5,000 shares of common stock and a restricted stock award covering 2,000 shares of common stock, with such numbers of shares increased or reduced *pro rata* based on the fraction of a year between the date of such non-employee Board member's most recent annual award under the non-discretionary grant program and March 31, 2009; and

- Beginning in 2010, on the last business day of March each year, continuing non-employee directors will receive an option to purchase 5,000 shares of common stock and a restricted stock award covering

2,000 shares of common stock, with such numbers of shares reduced *pro rata* if such non-employee Board member has served on the Board for less than one year.

As described further in Proposal 2, our Board of Directors is seeking stockholder approval to further amend the non-employee director awards described above. The Proposal, if approved by stockholders, will amend the annual restricted stock grants such that in 2010 continuing non-employee director will receive an additional restricted stock award covering 1,000 shares of common stock at the time of the 2010 Annual Meeting and beginning in 2011, on the last business day of March each year, continuing non-employee director will receive a restricted stock award covering 3,000 shares of common stock and will continue to receive an option to purchase 5,000 shares of common stock.

During fiscal year 2009, we granted options to purchase an aggregate of 22,080 shares of common stock at an exercise price per share of $28.55 and aggregate restricted stock award covering 8,830 shares of common stock to our non-employee directors pursuant to the 2005 Equity Incentive Plan at a grant date market price per share of $28.55.

The following table provides information regarding compensation of non-employee directors who served during the fiscal year ended December 31, 2009.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Stock Awards ($)(1)	Total ($)
Paul Goddard, Ph.D.	$87,500	$86,113	$65,380	$238,993
Antonio J. Grillό-Lopez, M.D.	55,000	47,583	36,116	138,699
Magnus Lundberg	64,500	60,773	46,137	171,410
Corinne H. Nevinny	72,500	36,244	27,522	136,266
Wendell Wierenga, Ph.D.	72,500	21,837	16,559	110,896
Thomas G. Wiggans	72,000	79,511	60,383	211,894

(1) Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the grant date fair values as determined pursuant to Accounting Standards Codification ("ASC") Topic 718 for option and stock awards granted in fiscal 2009. The assumptions used to calculate the value of option awards are set forth under Note 15 of the Notes to the Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC on February 23, 2010.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE 2005 EQUITY INCENTIVE PLAN

The Board of Directors is requesting stockholder approval of an amendment to the Company's 2005 Equity Incentive Plan (the "Incentive Plan") to, among other things, effect the following changes:

- Add an additional 3,000,000 shares to the number of shares of Common Stock authorized for issuance under the Incentive Plan;
- Increase the size of the annual restricted stock award to continuing non-employee directors such that beginning in 2011, on the last business day of March each year, continuing non-employee directors will receive a combination of an option to purchase 5,000 shares of common stock and a restricted stock bonus award covering 3,000 shares of common stock, with such numbers of shares reduced *pro rata* if any non-employee director has served on the Board for less than one year; and
- On the date of the 2010 Annual Meeting, each continuing non-employee director will receive a transitional restricted stock bonus award covering 1,000 shares of common stock with such numbers of shares reduced *pro rata* if any non-employee director has served on the Board for less than one year as of March 31, 2010.
- Increase the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of incentive stock options to 17,260,045 shares.

In February 2010, the Board of Directors amended the Incentive Plan, subject to stockholder approval, to reflect these provisions. The Board of Directors increased the share reserve to ensure that we have a sufficient number of shares to continue to utilize a broad array of equity incentives in order to secure and retain the services of our and our affiliates' employees, consultants and directors, and to provide incentives for such persons to exert maximum efforts toward our success.

The affirmative vote of the holders of a majority of votes cast either in person or by proxy at the Annual Meeting will be required to approve the amendment to the Incentive Plan. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether Proposal 2 has been approved.

The terms and provisions of the Incentive Plan are summarized below. This summary, however, does not purport to be a complete description of the Incentive Plan. The Incentive Plan has been filed with the SEC as an attachment to this proxy statement and may be accessed from the SEC's website at www.sec.gov. The following summary is qualified in its entirety by reference to the complete text of the Incentive Plan. Any stockholder that wishes to obtain a copy of the actual plan document may do so by written request to: Corporate Secretary, Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608.

The following is a summary of the material features of the Incentive Plan.

General

The Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation (collectively, the "stock awards"). The Incentive Plan also provides the ability to grant performance stock awards and performance cash awards (together, the "performance awards") that may qualify the compensation attributable to those awards as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as explained in greater detail below.

Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. Nonstatutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of stock awards.

Purpose

Our Board adopted the Incentive Plan to provide a means to secure and retain the services of our and our affiliates' employees, directors, and consultants, to provide a means by which these eligible individuals may be given an opportunity to benefit from increases in the value of our common stock through the grant of stock awards, and thereby align the long-term compensation and interests of those individuals with our stockholders.

Administration

Our Board administers the Incentive Plan. Subject to the provisions of the Incentive Plan, the Board has the authority to construe and interpret the plan, to determine the persons to whom and the dates on which stock awards will be granted, the number of shares of common stock to be subject to each stock award, the time or times during the term of each stock award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each stock award, the type of consideration permitted to exercise or purchase each stock award, and other terms of the stock awards. All stock awards granted under the non-discretionary non-employee director grant program are made in strict compliance with its express provisions.

Our Board has the authority to delegate some or all of the administration of the Incentive Plan (except the non-discretionary grant program) to a committee or committees composed of one or more members of the Board. In the discretion of the Board, a committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. For this purpose, a "non-employee director" generally is a director who does not receive remuneration from us other than compensation for service as a director (except for amounts not in excess of specified limits applicable pursuant to Rule 16b-3 under the Exchange Act). An "outside director" generally is a director who is neither our current or former officer nor our current employee, does not receive any remuneration from us other than compensation for service as a director, and is not employed by and does not have ownership interests in an entity that receives remuneration from us (except within specified limits applicable under regulations issued pursuant to Section 162(m) of the Code). If administration is delegated to a committee, the committee has the authority to delegate certain administrative powers to a subcommittee of one or more members. The Board may also delete certain limited granting powers to one or more of our officers. As used herein with respect to the Incentive Plan, the "Board" refers to any committee the Board appoints or, if applicable, any subcommittee, as well as to the Board itself. In accordance with the provisions of the Incentive Plan, the Board has delegated administration of the Incentive Plan to the Compensation Committee.

Eligibility

As of March 15, 2010, all nine of our executive officers, all six of our non-employee directors and our 266 regular employees were eligible to participate in the Incentive Plan. Incentive stock options may be granted under the Incentive Plan only to our and our affiliates' employees (including officers). Our and our affiliates' employees (including officers), non-employee directors and consultants are eligible to receive all other types of stock awards and performance awards under the Incentive Plan. However, participation in the non-discretionary grant program is limited to the six non-employee directors (see "Non-Discretionary Grant Program" below).

No incentive stock option may be granted under the Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of our total combined voting power, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Incentive Plan and any of our other equity plans) may not exceed $100,000. Subject to this proposal, the maximum numbers of shares that may be issued upon the exercise of incentive stock options may not exceed 17,260,045 shares.

No person may be granted options and/or stock appreciation rights under the Incentive Plan covering more than 1,000,000 shares of common stock during any calendar year. Stockholder approval of this Proposal will also constitute a re-approval of the 1,000,000-share limitation for purposes of Section 162(m) of the Code. This limitation assures that any deductions to which we would otherwise be entitled either upon the exercise of stock options or stock appreciation rights granted under the Incentive Plan, or upon the subsequent sale of the shares acquired under those awards, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Code.

In general, at least 90% of the total number of shares of common stock subject to the Incentive Plan must be issued pursuant to (a) the exercise of options or stock appreciation rights that vest at a rate no more favorable to participants than over one year of service, and (b) stock purchase awards, stock bonus awards, and stock unit awards that vest at a rate no more favorable to participants than over three years of service. As further discussed below for each stock award, exceptions to this minimum vesting requirement apply in the event of death, disability, a corporate transaction, or a change in control.

Stock Subject to the Incentive Plan

Subject to this Proposal, the maximum number of shares of common stock available for issuance under the Incentive Plan is 17,260,045. This share reserve consists of (a) 14,260,045 shares currently reserved for issuance under the Incentive Plan, plus (b) an additional 3,000,000 shares subject to approval of the stockholders at the Annual Meeting. In addition, the number of shares of common stock reserved for issuance under the Incentive Plan will be reduced by 1.6 shares for each share of common stock issued pursuant to a stock purchase award, stock bonus award, stock unit award, or stock appreciation right with respect to which the strike price is less than 100% of the fair market value of the stock on the date of grant.

As of March 15, 2010, 5,104,553 shares of common stock were subject to outstanding options under the Incentive Plan and 4,808,557 shares of common stock remained available for future issuance. If stock awards granted under the Incentive Plan expire or otherwise terminate without being exercised in full, are forfeited or repurchased for failure to vest, or are settled in cash, the shares of common stock not acquired or forfeited pursuant to such awards again become available for subsequent issuance under the Incentive Plan. If stock awards granted under the Incentive Plan are not delivered to a participant because (a) the stock award is exercised through a reduction in the number of shares subject to the stock award, (b) the appreciation distribution upon exercise of a stock appreciation right is paid in shares of common stock, or (c) shares are withheld in satisfaction of applicable withholding taxes, the number of shares not delivered will not remain available for subsequent issuance under the plan. Finally, if the exercise price is satisfied by tendering shares of common stock held by a participant, the number of shares so tendered will not remain available for subsequent issuance under the plan.

Terms of Options

Options may be granted under the Incentive Plan pursuant to stock option agreements adopted by our Board. The following is a description of the permissible terms of options under the Incentive Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory options may not be less than 100% of the fair market value of the stock on the date of grant. As of March 29, 2010, the closing price of our common stock as reported on the NASDAQ Global Market was $31.00 per share.

Consideration. The exercise price of options granted under the Incentive Plan may, at the discretion of the Board, be paid in (a) cash or check, (b) pursuant to a broker-assisted cashless exercise, (c) by delivery of other shares of our common stock, (d) pursuant to a net exercise arrangement, or (e) in any other form of legal consideration acceptable to the Board.

Vesting. Options granted under the Incentive Plan may become exercisable in cumulative increments, or "vest," as determined by the Board. Vesting typically will occur during the optionholder's continued service with us or our affiliates, whether this service is performed in the capacity of an employee, director, or consultant (collectively, "service") and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the Incentive Plan may be subject to different vesting terms. However, options granted under the Incentive Plan generally may not vest at a rate more favorable to the optionholder than over a one year period measured from the date of grant (or the date of hire for newly-hired participants), except in the event of death, disability, retirement, certain corporate transactions, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the time during which an option may vest or be exercised.

Term. The maximum term of options granted under the Incentive Plan is 10 years, except that in certain cases (see "Eligibility" above) the maximum term is five years.

Termination of Service. Options under the Incentive Plan generally terminate three (3) months after termination of a participant's service unless (a) termination is due to the participant's disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of termination; (b) the participant dies before the participant's service has terminated, or within three (3) months after termination of service, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option have passed; or (c) the option by its terms specifically provides otherwise. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. A participant in the Incentive Plan may not transfer an option other than by will, by the laws of descent and distribution, or pursuant to a domestic relations order. During the lifetime of the participant, only the participant may exercise an incentive stock option. However, the Board may grant nonstatutory stock options that are transferable in certain limited instances. A participant may also designate a beneficiary who may exercise an option following the participant's death.

Terms of Stock Appreciation Rights

Stock appreciation rights may be granted under the Incentive Plan pursuant to stock appreciation rights agreements adopted by our Board.

Exercise. Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, we will pay the participant an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of common stock equivalents with respect to which the participant is exercising the stock appreciation right, over (b) the strike price determined by the Board on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of our common stock, or any other form of consideration determined by the Board.

Strike Price. The strike price of stock appreciation rights granted as a stand-alone or tandem stock award may not be less than 100% of the fair market value of the common stock equivalents subject to the stock appreciation rights on the date of grant.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the Board. However, stock appreciation rights granted under the Incentive Plan generally may not vest at a rate more favorable to the participant than over a one year period measured from the date of grant (or the date of hire for newly-hired participants), except in the event of death, disability, retirement, certain corporate transactions, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the time during which a stock appreciation right may be exercised.

Term. The maximum term of stock appreciation rights granted under the Incentive Plan is 10 years.

Termination of Service. Upon termination of a participant's service, the participant generally may exercise any vested stock appreciation right for three (3) months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Terms of Stock Purchase Awards and Stock Bonus Awards

Stock purchase awards and stock bonus awards may be granted under the Incentive Plan pursuant to stock purchase award agreements and stock bonus award agreements, respectively, adopted by our Board.

Purchase Price. If required by law, the purchase price for stock purchase awards must be at least the par value of our common stock.

Consideration. The purchase price for stock purchase awards may be payable in (a) cash or check, (b) past or future services rendered to us or an affiliate, or (c) in any other form of legal consideration acceptable to the Board. The Board may grant stock bonus awards in consideration for (a) past or future services rendered to us or an affiliate, or (b) any other form of legal consideration acceptable to the Board.

Vesting. Shares of stock acquired under a stock purchase or stock bonus award may be subject to a repurchase option in our favor or forfeiture to us in accordance with a vesting schedule as determined by the Board. However, stock purchase awards and stock bonus awards granted under the Incentive Plan generally may not vest at a rate more favorable to the participant than over a three (3)-year period measured from the date of grant, except in the event of death, disability, retirement, certain corporate transactions, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the vesting of stock acquired pursuant to a stock purchase or stock bonus award.

Termination of Service. Upon termination of a participant's service, we may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable stock purchase award or stock bonus award agreement.

Restrictions on Transfer. Rights to acquire shares under a stock purchase or stock bonus award may be transferred only upon such terms and conditions as determined by the Board.

Terms of Stock Unit Awards

Stock unit awards may be granted under the Incentive Plan pursuant to stock unit award agreements adopted by our Board.

Consideration. The purchase price (if any) for stock unit awards may be paid in any form of legal consideration acceptable to the Board.

Settlement of Awards. A stock unit award may be settled by the delivery of shares of our common stock, cash, or any combination as determined by the Board. At the time of grant, the Board may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the stock unit award after vesting.

Vesting. Stock unit awards vest at the rate specified in the stock unit award agreement as determined by the Board. However, stock unit awards granted under the Incentive Plan generally may not vest at a rate more favorable to the participant than over a three-year period measured from the date of grant, except in the event of death, disability, retirement, certain corporate transactions, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the vesting of a stock unit award.

Dividend Equivalents. Dividend equivalent rights may be credited with respect to shares covered by a stock unit award.

Termination of Service. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant's termination of service.

Terms of Performance Awards

General. The Incentive Plan is designed to allow the Board to issue performance stock awards and performance cash awards that qualify as performance-based compensation that is not subject to the $1,000,000 income tax deductibility limitations imposed by Section 162(m) of the Code, if certain conditions are met.

Performance Goals. To permit us to grant compensation attributable to stock awards that qualify as performance-based compensation Section 162(m) of the Code, the Compensation Committee may structure these awards so that they are only granted, vest or become exercisable upon the achievement of certain pre-established performance goals. Such goals may be based on any one of, or a combination of, the following: (a) earnings per share; (b) earnings before interest, taxes and depreciation; (c) earnings before interest, taxes, depreciation and amortization (EBITDA); (d) net earnings; (e) return on equity; (f) return on assets, investment, or capital employed;

(g) operating margin; (h) gross margin; (i) operating income; (j) net income (before or after taxes); (k) net operating income; (l) net operating income after tax; (m) pre- and after-tax income; (n) pre-tax profit; (o) operating cash flow; (p) sales or revenue targets; (q) increases in revenue or product revenue; (r) expenses and cost reduction goals; (s) improvement in or attainment of expense levels; (t) improvement in or attainment of working capital levels; (u) economic value added; (v) market share; (w) cash flow; (x) cash flow per share; (y) share price performance; (z) debt reduction; (aa) implementation or completion of projects or processes; (bb) customer satisfaction; (cc) total stockholder return; (dd) stockholders' equity and (ee) other measures of performance selected by the Board.

Annual Limitation. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 1,000,000 shares of common stock. The maximum benefit to be received by a participant in any calendar year attributable to performance cash awards may not exceed $2,000,000. Stockholder approval of Proposal 2 will also constitute a re-approval of the foregoing limitations for purposes of Section 162(m) of the Code.

Terms of Other Stock Awards

General. The Board may grant other stock awards based in whole or in part by reference to the value of our common stock. Subject to the provisions of the Incentive Plan, the Board has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of our common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other stock awards granted under the Incentive Plan.

Vesting. Other stock awards granted under the Incentive Plan may not vest at a rate more favorable to the participant than over a three (3)-year period measured from the date of grant, except in the event of death, disability, a corporate transaction, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the vesting of another stock award.

Non-Discretionary Grant Program

The non-discretionary grant program under the Incentive Plan provides for the automatic grant of stock options and stock bonuses to non-employee directors over their period of service on the Board. These stock awards will be granted as follows:

Initial Option Grant. Each new non-employee director will, at the time of his or her initial election or appointment to the Board, receive an option to purchase 20,000 shares of our common stock.

Annual Awards on March 31, 2010. On the last business day of March 2010, continuing non-employee directors received a combination of an option to purchase 5,000 shares of our common stock and a stock bonus award covering 2,000 shares of our common stock.

New Annual Awards Beginning on March 31, 2011. Subject to this Proposal, beginning in 2011, on the last business day of March each year, each continuing non-employee director will receive a combination of an option to purchase 5,000 shares of our common stock and a stock bonus award covering 3,000 shares of our common stock, with such numbers of shares reduced *pro rata* if such non-employee director has served on the Board for less than one year. The number of shares of our common stock subject to each such annual option and stock bonus award will be rounded down to the next whole share.

Transitional Annual Awards on the date of the 2010 Annual Meeting of Stockholders. Subject to this Proposal, on the date of the 2010 Annual Meeting of Stockholders, as a transitional award for 2010 only, each non-employee director will be granted a stock bonus award covering 1,000 shares of our common stock, with such numbers of shares increased or reduced *pro rata* based on the fraction of a year between the date of such non-employee director's most recent award prior to March 31, 2010 under the non-discretionary grant program and March 31, 2010.

Terms of Non-Discretionary Options. The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of the common stock subject to the option on the date of grant. The maximum term of options granted under the non-discretionary grant program is ten years. The remaining terms and conditions of each option are set forth in an option agreement in the form adopted from time to time by the Board.

Terms of Non-Discretionary Stock Bonus Awards. Stock bonus awards are granted in consideration for past or future services rendered to us. The remaining terms and conditions of each stock bonus award are set forth in the stock bonus award agreement in the form adopted from time to time by the Board.

Corporate Transactions. In the event of (a) certain significant corporate transactions, or (b) the successful completion of a tender or exchange offer for securities possessing more than 50% of our total combined voting power, the vesting of stock awards granted under the non-discretionary grant program will automatically accelerate in full.

Changes to Capital Structure

In the event any change is made to the outstanding shares of our common stock without our receipt of consideration (whether through a stock split or other specified change in our capital structure), appropriate adjustments will be made to: (a) the maximum number and/or class of securities issuable under the Incentive Plan, (b) the maximum number and/or class of securities for which any one person may be granted stock awards per calendar year, (c) the number and/or class of securities for which stock awards are subsequently to be made under the non-discretionary grant program to new and continuing non-employee directors, and (d) the number and/or class of securities and the price per share in effect under each outstanding stock award under the Incentive Plan.

Corporate Transactions; Changes in Control

In the event of certain significant corporate transactions, all outstanding stock awards under the Incentive Plan may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such stock awards, then (a) with respect to any such stock awards that are held by individuals then performing services for us or our affiliates, the vesting and exercisability provisions (and the lapsing of any repurchase rights) of such stock awards will be accelerated in full and such awards will be terminated if not exercised at or prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised prior to the effective date of the corporate transaction.

The Board may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (a) the value of the property that the holder would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

A significant corporate transaction will be deemed to occur in the event of (a) a sale of all or substantially all of our and our subsidiaries' consolidated assets, (b) the sale of at least 90% of our outstanding securities, (c) a merger or consolidation in which we are not the surviving corporation, or (d) a merger or consolidation in which we are the surviving corporation, but shares of our outstanding common stock are converted into other property by virtue of the corporate transaction.

The Board has the discretion to provide that a stock award under the Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (b) in the event a participant's service with us or a successor entity is terminated, actually or constructively, within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

The acceleration of a stock award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control over us.

Duration, Termination and Amendment

The Board may suspend or terminate the Incentive Plan without stockholder approval or ratification at any time. Unless sooner terminated, the Incentive Plan will terminate on April 17, 2015.

The Board may amend or modify the Incentive Plan at any time, subject to any required stockholder approval. Stockholder approval will be required for any amendment that (a) materially increases the number of shares available for issuance under the Incentive Plan, (b) materially expands the class of individuals eligible to receive stock awards under the Incentive Plan, (c) materially increases the benefits accruing to the participants under the Incentive Plan or materially reduces the price at which shares of common stock may be issued or purchased under the Incentive Plan, (d) materially extends the term of the Incentive Plan, or (e) expands the types of awards available for issuance under the Incentive Plan.

The Board also may submit any other amendment to the Incentive Plan for stockholder approval, including awards, intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and us with respect to participation in the Incentive Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the participant.

Stock Purchase Awards and Stock Bonus Awards. A participant acquiring restricted stock under a stock purchase award or a stock bonus award generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" (as defined below) and the participant's purchase price, if any. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable, or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired.

Upon the disposition of shares acquired pursuant to a stock purchase award or stock bonus award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as a capital gain or loss. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which ordinary income is recognized by the participant.

Stock Unit Awards. No taxable income is recognized upon receipt of a stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. Generally, we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued for the taxable year in which such ordinary income is recognized by the participant.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are granted by a compensation committee comprised solely of "outside directors," (b) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the per-employee limitation is approved by the stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

Compensation attributable to stock purchase awards, stock bonus awards, stock unit awards, performance stock awards, and performance cash awards will qualify as performance-based compensation, provided that: (a) the award is granted by a compensation committee comprised solely of "outside directors," (b) the award is granted (or vests or becomes exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (c) the Compensation Committee certifies in writing prior to the grant, vesting or exercise of the award that the performance goal has been satisfied, and (d) prior to the grant of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

Awards Granted in 2009 Under the Incentive Plan

Name/Group	Number of Securities Underlying Option Awards Granted (#)	Weighted Average Exercise Price per Share for Options ($)	Number of Securities Underlying Restricted Stock Awards Granted (#)	Weighted Average Grant Date Price per Share for Restricted Stock Awards ($)
N. Anthony Coles, M.D.	105,000	$28.55	35,000	$28.65
Matthew K. Fust	94,500	34.48	13,500	34.48
Laura A. Brege	49,000	28.55	7,000	28.55
Juergen Lasowski, Ph.D.	42,000	28.55	10,800	28.63
Suzanne M. Shema, J.D.	77,000	32.07	11,000	32.07
Executive Group (8 persons at 12/31/2009)	421,750	30.52	91,050	29.88
Non-Employee Director Group (6 persons)	22,080	28.55	8,830	28.55
Non-Executive Officer Employee Group (263 employees)	1,036,142	29.06	112,054	28.37

New Plan Benefits Under Amendment

No stock awards have been granted under the Incentive Plan on the basis of the share increase that forms part of this Proposal. See the section titled "Non-Discretionary Grant Program" in this Proposal 2 for additional details regarding grants of stock awards to non-employee directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young has audited our financial statements since our inception in 1992. Representatives of Ernst & Young are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young as our independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in our and our stockholders' best interests.

The affirmative vote of the holders of a majority of the votes cast either in person or by proxy at the Annual Meeting will be required to ratify the selection of Ernst & Young. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this Proposal 3 has been approved.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In connection with the audit of the 2009 financial statements, we entered into an engagement agreement with Ernst & Young which sets forth the terms by which Ernst & Young will perform our audit services. That agreement is subject to alternative dispute resolution procedures.

The following table represents aggregate fees billed to us for fiscal years ended December 31, 2009 and December 31, 2008 by Ernst & Young, our principal accountant:

	Fiscal Year Ended December 31,	
	2009	**2008**
	(In thousands)	
Audit Fees	$717	$508
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$717	$508

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees we paid Ernst & Young for professional services for the audit of our financial statements included in Form 10-K and review of financial statements included in Form 10-Qs, for services related to attestation of the effectiveness of internal controls under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and for services that are normally provided by the accountant in connection with statutory and regulatory filings; and "tax fees" are fees for preparation of federal and state income tax returns and related tax advice.

All fees and services described above were pre-approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accounting firm, Ernst & Young. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts.

Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young is compatible with maintaining the principal accountant's independence.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee has prepared the following report on its activities with respect to our audited financial statements for the year ended December 31, 2009.

Our management is responsible for the preparation, presentation and integrity of our financial statements and is also responsible for maintaining appropriate accounting and financial reporting practices and policies. Management is also responsible for establishing and maintaining adequate internal controls and procedures designed to provide reasonable assurance that we are in compliance with accounting standards and applicable laws and regulations.

Ernst & Young LLP, our independent registered public accounting firm for 2009, is responsible for expressing opinions on the conformity of our audited financial statements with accounting principles generally accepted in the United States and has expressed its own opinion on the effectiveness of our internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management and Ernst & Young the audited financial statements for the fiscal year ended December 31, 2009, management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young's independent evaluation of our internal control over financial reporting. The Audit Committee has also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*, regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firms' independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2009 be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

From the members of our Audit Committee:

Corinne H. Nevinny, Chair
Magnus Lundberg
Thomas G. Wiggans

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[1] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, other than the Company's Annual Report on Form 10-K, whether made before or after the date hereof and irrespective of any general incorporation language in that filing.

MANAGEMENT

Information with respect to our executive officers and other members of management as of March 29, 2010 is set forth below:

Name	Age	Position
N. Anthony Coles, M.D.	49	President, Chief Executive Officer and Director
Matthew K. Fust	45	Executive Vice President and Chief Financial Officer
Judy Batlin	56	Vice President of Organizational Learning, Development, and Human Resources
Laura A. Brege	52	Executive Vice President and Chief Operating Officer
Michael G. Kauffman, M.D., Ph.D.	46	Chief Medical Officer
Juergen Lasowski, Ph.D	51	Senior Vice President, Corporate Development
Ted W. Love, M.D.	51	Executive Vice President and Head of Research and Development
Suzanne M. Shema, J.D.	52	Senior Vice President, General Counsel
Julianna Wood	53	Vice President, Corporate Communications & Investor Relations

N. Anthony Coles, M.D., was appointed President, Chief Executive Officer and a member of our Board of Directors, effective March 31, 2008. From May 2006 to March 17, 2008, Dr. Coles was President, Chief Executive Officer, and a member of the Board of Directors of NPS Pharmaceuticals, Inc., a biotechnology company focused on the discovery and development of novel therapeutics. From November 2005 to May 2006, Dr. Coles was President, Chief Operating Officer and a member of the Board of Directors of NPS Pharmaceuticals. From 2002 until October 2005, Dr. Coles was Senior Vice President of Commercial Operations at Vertex Pharmaceuticals Incorporated. Beginning in 1996, Dr. Coles held a number of executive positions while at Bristol-Myers Squibb Company, including Senior Vice President of Strategy and Policy; Senior Vice President of Marketing and Medical Affairs, Neuroscience/ Infectious Diseases/Dermatology; Vice President, Western Area Sales Cardiovascular and Metabolic Business Unit for U.S. primary care; and Vice President, Cardiovascular Global Marketing. From 1992 until 1996, Dr. Coles served in various positions at Merck & Company, Inc., most recently as Vice President of the Hypertension and Heart Failure business group. Dr. Coles earned his M.D. from Duke University, his master's degree in public health from Harvard College and his undergraduate degree from Johns Hopkins University. Dr. Coles currently serves as a Trustee for Johns Hopkins University and Boston Medical Center and as a Director for FoldRx Pharmaceuticals.

Matthew K. Fust joined us as Executive Vice President and Chief Financial Officer in January 2009. From May 2003 to December 2008, Mr. Fust served as Chief Financial Officer at Jazz Pharmaceuticals, Inc., a specialty pharmaceutical company. From 2002 to 2003, Mr. Fust served as Chief Financial Officer at Perlegen Sciences, a biopharmaceutical company. Mr. Fust serves on the Board of Directors of Sunesis Pharmaceuticals, a biopharmaceutical company. Mr. Fust received a B.A. from the University of Minnesota and an M.B.A. from the Stanford Graduate School of Business.

Judy Batlin has served as Vice President of Organizational Learning, Development and Human Resources since February 2008. From June 2005 to February 2008, Ms. Batlin served as a consultant to us. Prior to that Ms. Batlin consulted to a wide range of bio-pharmaceutical companies and also held various positions, including Director of Organizational Learning, as well as Director of Staffing and Employee Relations for Chiron Corporation.

Laura A. Brege joined us in June 2006 as Executive Vice President and Chief Business Officer. In October 2007, Ms. Brege was appointed to the position of Chief Operating Officer. Previously, Ms. Brege was a General Partner at Red Rock Management, a venture capital firm specializing in early stage financing for technology companies, since 1999. From 1991 to 1999, Ms. Brege served as the Senior Vice President, Chief Financial Officer for COR Therapeutics, Inc., a biotechnology company. Prior to joining COR Therapeutics Ms. Brege served in various financial roles at Flextronics, Inc. and The Cooper Companies. Ms Brege currently serves on the Board of Directors of Acadia Pharmaceuticals, Angiotech Pharmaceuticals, and Zvents, Inc. Ms. Brege holds an MBA from

University of Chicago and a B.A. in Government and a B.S. in Economics from Honors Tutorial College, Ohio University.

Michael G. Kauffman, M.D., Ph.D., joined us in November 2009 as our interim chief medical officer and was appointed to the position of chief medical officer in February 2010. From December 2008 to November 2009, Dr. Kauffman was chief medical officer at Proteolix, Inc. and served on their board of directors from June 2006 to February 2009. From 2002 to 2008, Dr. Kauffman was president and chief executive officer of EPIX Pharmaceuticals, Inc. (previously Predix Pharmaceuticals, Inc.), a pharmaceutical company. From 1997 to 2002, he held a number of senior medical and program leadership positions at Millennium Pharmaceuticals, Inc. (now a subsidiary of Takeda Pharmaceutical Company). Earlier in his career, he served as medical director at Biogen Corporation (now Biogen Idec). Dr. Kauffman earned his undergraduate degree in biochemistry from Amherst College and his M.D. and Ph.D. in molecular biology and biochemistry from Johns Hopkins. He trained in Internal Medicine and Rheumatology at Beth Israel Deaconess Hospital and the Massachusetts General Hospital.

Juergen Lasowski, Ph.D., joined us as Senior Vice President, Corporate Development in May 2008. From April 2006 to October 2007, Dr. Lasowski was the Senior Vice President of Corporate Development at NPS Pharmaceuticals. From 1989 to January 2006, Dr. Lasowski held several positions at Sanofi-Aventis and its predecessor companies. Dr. Lasowski earned a Ph.D. in organic chemistry from the University of Mainz, Germany and an M.B.A. from INSEAD in France.

Ted W. Love, M.D., joined us in February 2010 as Executive Vice President and Head of Research and Development. Prior to joining us, Dr. Love was President, Chief Executive Officer and Chairman of the Board of Directors at ARCA Biopharma, Inc. (formerly Nuvelo, Inc.), a biopharmaceutical company, which he joined in 2001. Previously, he served as Senior Vice President of Development at Theravance, Inc. Earlier in his career, Dr. Love spent six years at Genentech, Inc. in a number of senior management positions in Medical Affairs and Product Development and also served as Chairman of Genentech's Product Development Committee. Dr. Love earned his undergraduate degree in molecular biology from Haverford College and his medical degree at Yale Medical School. Dr. Love completed his residency and fellowship training in internal medicine and cardiology at Harvard Medical School and Massachusetts General Hospital, where he later served on the faculty. He currently serves on the Board of Directors of Affymax, Inc., Santarus, Inc., ARCA biopharma, Inc., and on the California Institute for Regenerative Medicine Independent Citizens' Oversight Committee.

Suzanne M. Shema, J.D., joined us as Senior Vice President and General Counsel in August 2009. From 2006 to 2009, Ms. Shema served as General Counsel and Corporate Compliance Officer at ZymoGenetics, Inc., a biopharmaceutical company. From 2001 to 2006, she held several positions at ZymoGenetics, Inc. From February 2000 to May 2001, Ms. Shema served as General Counsel at aQuantive, Inc. From July 1998 to February 2000, she was corporate counsel at ZymoGenetics. From 1991 to March 1998, she served as Associate General Counsel at Research Corporation Technologies, Inc. From 1989 to 1991, Ms. Shema served as Associate General Counsel at NeoRx Corporation. Previously, she held an associate position at the firm of Seed and Berry. Ms. Shema received a B.S. in Chemistry from the University of Texas, an M.S. in Chemistry from the University of Washington and a J.D. from the University of Washington School of Law.

Julianna Wood joined us as Vice President, Corporate Communications and Investor Relations in May 2003. From December 2001 to May 2003, Ms. Wood was Senior Director of Investor Relations and Corporate Communications at Caliper Technologies Corporation. Previously, she served in a similar capacity at Sangamo BioSciences, Inc. and Chiron Corporation. Ms. Wood holds a B.A. from Stanford University and has an M.B.A. from Duke University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 15, 2010 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our current executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial Ownership(1)

Name of Beneficial Owner	Outstanding Shares of Common Stock(2)	Shares Issuable Pursuant to Options Exercisable Within 60 Days of March 15, 2010	Percent of Total
BlackRock, Inc.(3) 400 Howard Street San Francisco, CA 94105	5,080,643	—	8.14%
Entities Affiliated with D.E. Shaw & Co. L.P.(4) 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036	4,693,287	—	7.52%
Sectoral Asset Management Inc.(5) 2100-1000 Sherbrooke St. West Montreal PQ H3A 3G4 Canada	3,207,235	—	5.14%
Wellington Management Company, LLP(6) 75 State Street Boston, MA 02109	4,590,055	—	7.36%
Paul Goddard, Ph.D.	2,290	55,726	*
Antonio J. Grillo-López, M.D	1,265	71,914	*
Magnus Lundberg	1,616	54,041	*
Corinne H. Nevinny	964	42,410	*
Wendell Wierenga, Ph.D.	580	51,452	*
Thomas G. Wiggans	3,115	55,287	*
N. Anthony Coles, M.D.	70,803	210,730	*
Matthew K. Fust	12,448	31,500	*
Laura A. Brege	17,793	206,292	*
Juergen Lasowski, Ph.D.	9,200	51,625	*
Gregory W. Schafer(7)	8,278	—	*
Suzanne M. Shema. J.D.	11,000	—	*
All current executive officers and directors as a group (15 persons)	192,015	940,182	1.81%

* Less than one percent.

(1) This table is based upon information supplied by officers and directors and, with respect to the beneficial owners of more than five percent of our common stock, Schedules 13D and 13G filed with the SEC, which information may not be accurate as of March 15, 2010. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The address of each person named in the table, unless otherwise indicated, is c/o Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, CA 94608. Applicable percentages are based on 62,409,035 shares outstanding on March 15, 2010 adjusted as required by rules promulgated by the SEC.

(2) This column includes restricted stock awards granted as of March 15, 2010 for which the individuals have voting power. Restricted stock awards are subject to certain restrictions, including vesting.

(3) BlackRock, Inc., in its capacity as investment adviser, may be deemed to beneficially own the number of shares of common stock set forth in the table above, which are held of record by clients of BlackRock, Inc.

(4) Includes 4,667,576 shares held in the name of D.E. Shaw Valence Portfolios, L.L.C.; 20,000 shares that D.E. Shaw Valence, L.L.C. has the right to acquire through the exercise of listed call options; and 5,711 shares held under the management of D.E. Shaw Investment Management, L.L.C. David E. Shaw is the President and sole shareholder of D.E. Shaw & Co., Inc., which is the general partner of D.E. Shaw & Co., L.P., which is the managing member and investment adviser of D.E. Shaw Valence Portfolios, L.L.C. and the managing member of D.E. Shaw Investment Management, L.L.C. David E. Shaw may be deemed to have the shared voting power to vote or direct the vote of, and the shared power to dispose or direct the disposition of the shares held by the D.E. Shaw entities. Mr. Shaw disclaims beneficial ownership of such shares.

(5) Sectoral Asset Management Inc, in its capacity as an investment adviser, has the sole right to dispose of the number of shares of common stock set forth in the table above and has shared voting rights over 2,653,152 shares. Jérôme G. Pfund and Michael L. Sjöström are the majority shareholders of Sectoral Asset Management Inc. and are each deemed to have the sole right to dispose of the number of shares of common stock set forth in the table above and shared voting rights over 2,653,152 shares. Sectoral Asset Management Inc. and Messrs. Pfund and Sjöström disclaim beneficial ownership of our common stock held by Sectoral Asset Management Inc.

(6) Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own the number of shares of common stock set forth in the table above, which are held of record by clients of Wellington Management Company, LLP.

(7) Effective January 5, 2009, Mr. Schafer resigned as Onyx's Executive Vice President and Chief Financial Officer.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2009 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with; except however, for the unintended omission of a Form 4 filing on behalf of Dr. Coles in connection with the pre-planned sale of shares pursuant to a 10b5-1 plan. The sale was subsequently reported in a Form 5 filing by Dr. Coles on February 16, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs. These duties include (i) approving the compensation philosophy for executive officers, including the compensation objectives, target pay position and peer group for executive compensation benchmarking; (ii) determining the type and level of compensation for our executive officers, except for the Chief Executive Officer; (iii) evaluating the performance of the Chief Executive Officer and making recommendations to our Board of Directors regarding the type and level of the Chief Executive Officer's compensation; and (iv) overseeing the administration of our compensation plans, including our 2005 Equity Incentive Plan, 1996 Employee Stock Purchase Plan and annual incentive bonus program.

Executive Compensation Philosophy and Objectives

The Compensation Committee's overall goals with respect to executive officer compensation are to provide compensation sufficient to attract, motivate and retain executives of outstanding ability, performance and potential, and to establish and maintain an appropriate relationship between executive compensation and the creation of shareholder value. The Compensation Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives and provides an incentive for retention.

Compensation Objectives

Our executive compensation program is designed around the following five principles:

1) develop compensation policies and practices that are consistent with Onyx's strategic business objectives;

2) attract, motivate and retain executive officers and other employees who contribute to the long-term success of the organization;

3) design programs to retain key employees, reward past performance and incentivize future contributions balancing both short and long-term financial objectives to build a sustainable company;

4) provide long-term incentive opportunities to continue to establish the relationship between employee contributions, rewards and stockholder value creation; and

5) align our compensation program with Onyx's core values and culture.

Target Pay Position/Mix of Pay

The components used to support these objectives are base salary, the annual incentive bonus program, equity awards and certain other benefits (discussed in greater detail below under "Executive Compensation Components"). The combined mix of these pay elements allows us to provide a competitive total rewards package to our executives. To date, we have not specified a target percentage of the overall compensation package to be represented by the various compensation elements. The Compensation Committee's intention is that long-term equity compensation, measured as the value transferred, be a significant part of the executive compensation philosophy and historically, it has represented the largest component. Employees in more senior roles have an increasing proportion of their compensation tied to longer-term performance because they are in a position to have greater influence on longer-term results. For each target or pre-determined element of compensation, such as base salary, target bonus and quantity of equity awards, our strategy has been to examine peer group compensation practices and set target compensation at approximately the 60th percentile of the peer group for base salary and bonus and the 50th percentile for equity. This is the same target pay position for all our employee levels. However, our Compensation Committee has historically approved actual compensation for officers at levels other than the targeted percentile based on the responsibilities and requirements of the position, the individual's experience, individual and company performance relative to individual and corporate performance goals and the peer group to ensure an appropriate pay-for-performance alignment. In addition, we emphasize variable, or at-risk, compensation to link actual compensation to corporate performance.

Process for Setting Executive Officer Performance and Compensation

Our Compensation Committee Charter requires the Committee to meet a minimum of two times per year. However, historically the Committee has met with greater frequency. Additional meetings are held from time to time to review and discuss executive compensation. Discussions regarding executive officer compensation generally occur as outlined below.

In the first quarter of each year, the Compensation Committee:

- reviews and determines recommendations for full Board of Directors approval of actual achievement of the previous year's performance goals under our annual incentive bonus program;
- reviews executive officer performance and approves any adjustments to base salaries, cash bonus payments under our annual incentive bonus program and equity awards for each executive officer; and

- determines recommendations for the full Board of Directors' approval of any adjustments to the Chief Executive Officer's base salary, bonus and equity awards.

In the third quarter of each year, the Compensation Committee:

- selects the independent compensation consultant and determines the scope and timing of the advisory services;
- reviews emerging topics with respect to executive compensation;
- reviews the Compensation Committee Charter; and
- selects the peer group to be used for compensation benchmarking for the following year.

In the fourth quarter of each year, the Compensation Committee:

- reviews trends and data provided by the independent compensation consultant on executive compensation of our peer group as compared to our executives for base salary, annual cash bonus payments and equity awards;
- makes a preliminary determination of performance goal achievement under our annual incentive bonus program for purposes of determining the costs of such compensation for the current year; and
- reviews the activity in our equity plans and the pool of shares available for future grant.

In 2009, the Compensation Committee engaged Radford, an AON Consulting Company. Radford provides analysis and recommendations regarding:

- trends and emerging topics with respect to executive compensation;
- peer group selection for executive compensation benchmarking;
- compensation practices of our peer group;
- compensation programs for executives and broad-based employees; and
- stock utilization and other metrics.

In addition, the Company subscribes to Radford's annual Global Life Science compensation survey data on an ongoing basis. Radford advised the Compensation Committee on all of the principal aspects of executive compensation, including executive new hire compensation arrangements. The Compensation Committee regularly meets in executive session to discuss executive compensation issues in which Radford may be asked to participate. Radford attended meetings of the Compensation Committee when requested to do so and reported to the Compensation Committee rather than to management, although they met with management for purposes of gathering information for their analyses and recommendations.

Compensation Benchmarking

The Compensation Committee benchmarks the Company's executive compensation against a peer group of companies to determine competitiveness and market trends. The Compensation Committee reviews the companies in our peer group annually, reviews Radford's recommendations regarding such companies, and makes adjustments as necessary to ensure the peer group continues to properly reflect the market in which we compete for talented executives. The Committee also annually reviews the executive pay practices of other similarly situated companies as reported in industry surveys and reports from compensation consulting firms. These surveys are specific to the biopharmaceutical and biotechnology sector. We request customized reports of these surveys so that the compensation data reflects the practices of companies that are similar to us. This information is also considered when making recommendations for each element of compensation.

In developing the peer group of companies for 2009, the Compensation Committee targeted other companies similar in size to Onyx and with management positions of similar complexity. The Committee, with assistance from its outside consultant, examined factors such as market capitalization, revenue, number of employees, research and development expenditures, location and product portfolio to come up with the final peer list for 2009. The peer group examined and approved in 2009 consisted of the following biotechnology companies:

Acorda Therapeutics, Inc.	Cubist Pharmaceuticals, Inc.	Medivation, Inc.
Alexion Pharmaceuticals, Inc.	Dendreon Corporation	Myriad Genetics, Inc.
Alkermes, Inc.	Endo Pharmaceuticals Holdings Inc.	Nektar Therapeutics
Allos Therapeutics, Inc.	Exelixis, Inc.	OSI Pharmaceuticals, Inc.
Alnylam Pharmaceuticals, Inc.	Genzyme Corporation	Regeneron Pharmaceuticals, Inc.
AMAG Pharmaceuticals, Inc.	Geron Corporation	Salix Pharmaceuticals, Ltd.
Amylin Pharmaceuticals, Inc.	Gilead Sciences, Inc.	Savient Pharmaceuticals Inc.
Auxilium Pharmaceuticals, Inc.	Halozyme Therapeutics, Inc.	Seattle Genetics, Inc.
Biogen Idec Inc.	Human Genome Sciences, Inc.	Sepracor
BioMarin Pharmaceuticals, Inc.	InterMune, Inc.	Theravance, Inc.
Cadence Pharmaceuticals, Inc.	Isis Pharmaceuticals, Inc.	United Therapeutics Corporation
Celgene Corporation	Mannkind Corporation	Vertex Pharmaceuticals Incorporated
Cephalon, Inc.	Medarex	XenoPort, Inc.

In establishing the 2009 peer group list, CV Therapeutics, ImClone Systems, PDL BioPharma, Incyte, The Medicines Company, Rigel Pharmaceuticals, Inc., ViroPharma and ZymoGenetics were removed from the 2008 peer group list as a result of acquisitions, spin-offs and changes in market capitalization. In addition, Allos Therapeutics, Inc., Cadence Pharmaceuticals, Inc., Dendreon Corporation, Geron Corporation, Halozyme Therapeutics, Inc., MannKind Corporation, Medivation, Inc., Nektar Therapeutics and Salix Pharmaceuticals, Ltd. were added to the peer group list as a result of increases in market capitalization. Data on the compensation practices of the above-mentioned peer group generally is gathered by Radford or through searches of publicly available information. Peer group data is gathered with respect to base salary, bonus targets and all equity awards. It does not include generally available benefits, such as health care coverage.

Executive Compensation Components

Base Salary

Base salary is the primary fixed compensation element in the executive pay program which is intended to attract and retain executive officers of outstanding ability. Our Compensation Committee believes that base salaries should reflect the job responsibilities, performance, experience and skill level of the executive, as well as pay level relative to similar positions at companies in our peer group, and internal equity with respect to the rest of the executive team. We have an annual "merit budget" based on data and recommendations provided by Radford which is the company's overall budget for base salary increases and includes recommended guidelines for adjustments based on an employee's individual performance against annual goals and objectives and their compensation compared to similar positions within and outside of the company. These guidelines are used throughout our company for all employees. All base salary increases are effective on January 1 of each year.

Annual Incentive Bonus Program

Our annual incentive bonus program is an "at-risk" cash compensation arrangement for all employees designed to reward the achievement of key financial, operational and strategic goals that we believe support longer-term stockholder value. Payment of cash bonuses to our executive officers is subject to the achievement of a minimum performance threshold tied to our corporate goals established by the Board of Directors.

Equity Compensation

Equity compensation represents the largest at-risk component of our executive officer compensation program. We believe this is appropriate to align the interests of our executive officers with those of our stockholders to achieve and sustain long-term stock price growth. We accomplish this objective by providing executive officers with a substantial economic interest in the long-term appreciation of our common stock through the grant of a mix of stock options and restricted shares, measured on an option equivalent basis. The target mix of stock options to restricted shares for vice presidents and above as part of their annual award is 70% stock options and 30% restricted stock. In addition, the Compensation Committee has delegated to management the option, at their discretion, to offer a 70% stock option and 30% restricted stock mix to vice presidents and above upon hire to respond to specific situations. For all other employees, the annual grant ratio is 50% stock options and 50% restricted shares, and new hire grants are provided in the form of stock options only. In the case of restricted stock awards, the number of shares granted is determined based on a 3:1 ratio of stock options to restricted stock. For example, if an executive officer level employee were to receive an annual equity award of 100 option equivalent shares, he or she would receive an option exercisable for 70 shares of our common stock and a restricted stock award of 10 shares. Stock options are issued with an exercise price equal to the closing price of our stock on the date of grant, which, for annual grants, is the last business day of March each year and for new hire and promotion grants, is the date of hire or promotion. Stock options provide value only if our stock price increases, which benefits all stockholders and the executive or employee only if he or she remains with us until his or her options vest, thus aligning the interests of our stockholders, and our employees and executives, during their employment, with the long-term success of the Company. Our standard practice is to grant options to executive officers upon hire that vest ratably over a four-year period (the first 1/4th vest one year from the grant date and 1/48th each month thereafter until fully vested) and each year to grant additional options to executive officers that vest 1/8th after six months from the grant date and 1/48th each month thereafter over four years. Stock options granted for promotions vest ratably 1/48th each month from the grant date over four years. Restricted stock grants vest over three years, with 1/3rd vesting on each of the three anniversaries of the grant date. We believe this vesting schedule is appropriate and encourages retention of our executive officers. Also, this vesting schedule is typical of our peer companies.

Equity Grant Practices

Generally, our Compensation Committee approves all equity grants to our executive officers, other than the Chief Executive Officer. Equity grants made to the Chief Executive Officer are approved by the full Board of Directors, based on recommendations made by the Compensation Committee. We grant options at exercise prices equal to the closing price of our common stock on the NASDAQ Global Market on the date of grant. In addition, we do not coordinate grants of options so that they are made before an announcement of favorable information, or after an announcement of unfavorable information. To date we have not repriced or replaced any stock options if the grant price declines after the grant date. Our practice has been to grant stock options for all employees on their first day of employment, or the effective date of a promotion that carries an option grant with it, and to approve annual stock award grants at the first Compensation Committee of the year and full Board of Directors meeting (typically in February or March). In 2007, the Board of Directors established the grant date for annual equity incentive awards for all employees to be the last business day of March for annual grants awarded in 2007 and for each year thereafter. The annual grant date and associated exercise price of executive officer grants are the same as for the rest of the employee population. Our Compensation Committee and our Board of Directors selected the date of the first Compensation Committee and Board of Directors meeting of each year as the date to approve annual equity grants because it coincides with our Compensation Committee's and Board of Directors' review of the Company's and individual's performance during the year and the approval of other executive officer compensation decisions (e.g., base salary increases and bonus payments). Further, our Compensation Committee and our Board of Directors believe that the meetings provide adequate time for our Compensation Committee and Board of Directors to ask questions of the Chief Executive Officer regarding his recommendations for the other executive officers and to carefully deliberate the Chief Executive Officer's compensation arrangements.

For administrative efficiency, our Board of Directors has created a restricted stock committee, currently composed of the Chief Executive Officer, and has delegated authority to that committee to approve restricted stock awards to non-executive officer employees and consultants. The Board of Directors has also granted to the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer the authority to approve option grants to non-executive officer employees. The purpose of these delegations of authority is to enhance the flexibility of option and stock administration within the Company and to facilitate the timely granting of options and restricted stock awards to employees, particularly new employees. All stock option and restricted stock awards granted by the authorized delegates must comply with the terms and conditions of our 2005 Equity Incentive Plan and must be within specified limits approved by the Compensation Committee. In particular, the authorized delegates may not grant options or restricted stock awards to executive officers, including himself or herself, or grant options or restricted stock awards to any employee to acquire more than an aggregate of 100,000 shares per year or any consultant to acquire more than 10,000 shares per year individually, or 40,000 shares to consultants as a group, without Compensation Committee approval.

Benefits and Perquisites

We offer a number of benefits to the executive officers pursuant to benefit programs that are also provided to all non-executive officer employees for participation. These benefits programs include the Employee Stock Purchase Plan (ESPP), vacation, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, wellness programs, educational assistance, employee assistance and certain other benefits. Many employees are also eligible for variable pay under the sales incentive plan or the incentive plan described above.

We maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Under the 401(k) Plan, all Onyx employees were eligible to contribute up to $16,500 of their compensation in 2009 subject to certain Internal Revenue Service and plan restrictions. Beginning in fiscal year 2007, Onyx provided a discretionary company match for all employee contributions of $0.50 per dollar contributed, up to a maximum match of $3,000 in any calendar year. In fiscal year 2008, the maximum match was increased to $3,500 in any calendar year. Onyx does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than the 401(k) Plan.

Tax Considerations

We believe it is in our best interest, to the extent practical, to have executive officer compensation be fully deductible under Section 162(m) of the Code. Section 162(m) generally provides that a publicly-held company may not deduct compensation paid to certain of its top executive officers to the extent that such compensation exceeds $1.0 million per officer in a calendar year. Compensation that is "performance-based compensation" within the meaning of the Code does not count toward the $1.0 million deduction limit.

We have taken steps to structure payments to executive officers under the corporate bonus and equity compensation programs to meet the Section 162(m) requirements. We believe that performance based awards granted from our Incentive Plan are Section 162(m) compliant. Our Compensation Committee nevertheless retains the discretion to provide compensation that potentially may not be fully deductible to reward performance and/or enhance retention. Further, due to recent changes in Internal Revenue Service interpretations regarding Section 162(m), we will be reviewing our relevant compensation policies and practices with regard to Section 162(m) in fiscal year 2010.

Total Compensation

We believe we are fulfilling our compensation objectives and in particular, rewarding executive officers in a manner that supports our strong pay-for-performance philosophy and in a way that strives to maintain fair, reasonable and responsible pay that incentivizes our executives and aligns their interests with those of our stockholders. A substantial portion of executive compensation is tied directly to our performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance. Overall, the base pay and total target cash compensation, including target bonuses for the executive officers in 2009, were between the 50th and 60th percentiles of our peer group. Equity compensation for ongoing executive officer grants is targeted at the 50th percentile. In determining an executive officer's award and where it is positioned relative to the 50th percentile, the Committee examines market benchmark data focusing on ongoing equity grant values based on the Black-Scholes model, grant levels as a percent of total outstanding shares and absolute number of shares granted. In addition to specific annual grant benchmark data, the Committee also considers where an executive's total equity ownership is positioned relative to the peer group as well as the retention value of an executive's existing equity holdings when determining the appropriate size of ongoing equity awards. The average resulting mix of compensation elements for executive officers, excluding Dr. Coles', in 2009 was approximately 17% base salary,

17% target annual bonus opportunity and 66% for equity grant value, which is in line with our compensation philosophy.

2009 Executive Officer Compensation

Base Salary

In March 2009, our Compensation Committee approved 2009 base salaries and target incentive bonus percentages, cash payments under our annual incentive bonus program for 2008, 2009 stock option grants and restricted stock awards to the executive officers. Salary increases were made effective as of January 1, 2009. These decisions were based on the executive compensation philosophy principles described earlier in this discussion including our Compensation Committee's assessment of achievement of corporate performance goals during 2008 and individual executive officer performance.

Our President, Chief Executive Officer and Director, Dr. Coles, presented his recommendations for the executive officers' salaries (except himself) to our Compensation Committee. The salaries proposed for 2009 represented an average increase of 4.9% over 2008 annualized salary levels for the named executive officers (excluding Dr. Coles). Dr. Coles proposed increases in salary levels for such executive officers due to their performance, their positions relative to the external market and consideration of their position and compensation relative to other employees. Based on Dr. Coles' performance evaluation for these individuals, comparable market data for these positions provided by Radford and our strong performance overall, our Compensation Committee approved Dr. Coles' recommendations for the executive officers.

Our Compensation Committee makes compensation recommendations for the Chief Executive Officer that must be approved by our full Board of Directors.

Annual Incentive Bonus Program

In December 2008, the Compensation Committee reviewed the annual incentive bonus award program to ensure alignment with industry and peer group practices and directly link bonus awards to pre-determined financial targets for the company. The Compensation Committee determined that a larger component of overall compensation for the Company's highest level executive officers should be "at risk" while maintaining the objective of targeting total executive compensation at the 60th percentile of the peer group for base salary and bonus. For 2009, the Compensation Committee approved that 80% of the target bonus should be linked to corporate performance goals and 20% should be linked to individual performance for executive officers, excluding the Chief Executive Officer. For the Chief Executive Officer 100% of the target bonus is linked to corporate performance goals. Target bonuses for non-executive employees are also based on individual responsibility and performance and corporate performance with weightings for each varying by employee level. Generally, employees with greater responsibilities usually have a higher weighting on corporate performance. Individual performance is measured by comparing achievements for the year with the individual's goals and objectives. Weightings for the goals for each component of the corporate performance goals were determined at the beginning of the year and were reviewed and approved by the Compensation Committee as well as the Board of Directors. Additionally, the Compensation Committee established a tiered system for which to measure achievement against the various goals that included a threshold achievement level, a target achievement level and a maximum achievement level for each goal. The corporate performance goals are allocated among the following three components:

- Financial performance goals composed 40% of the corporate performance goals and included increasing worldwide Nexavar sales, excluding Japan, to certain targets, growing cash-based net income as measured against the business that existed at the end of 2008 and minimizing cash used in investing to support expanding the business and the portfolio.
- Organizational goals composed 15% of the corporate performance goals and were based on certain staffing metrics directed to appropriately align the structure of the Company with its strategy through staffing critical roles and the launching of a company-wide leadership development program for employees.
- Development and strategic goals composed the remaining 45% of the corporate performance goals and were based on the achievement of various strategic goals including development and expansion goals related to

the Company's product portfolio beyond its current products, as well as clinical development in new indications for Nexavar.

As in 2008, the Compensation Committee reaffirmed that the Company had to meet a required minimum threshold of 50% of the pre-determined corporate performance goals in order to trigger a payout under the plan. If the required minimum threshold is not achieved, the annual bonus pool will not be funded. If the maximum achievement level is met, the annual bonus pool will be funded up to a maximum payout of 150% of the target bonus pool. The Compensation Committee can modify actual bonus payments based on the contributions of each executive officer to corporate performance goals; however, the overall pool of bonus payments for all executives, based on the determination of corporate performance goal achievement, cannot be exceeded.

In February 2010, our Compensation Committee met to review and certify the results of each corporate performance goal to determine the corporate performance factor at which bonuses would be achieved under the annual incentive bonus program for 2009. Based on the target achievement level established for each metric under the financial component of the corporate performance goals, including sales and cash flow objectives, the Company's actual performance exceeded the maximum achievement level for most of the financial metrics. Similarly, the Company met or exceeded most of the corporate performance goals related to organizational and development metrics. Based on the strength of the Company's performance against these three objectives in 2009, the overall corporate performance goals achieved were within a weighted average range of 115% to 125%. The Compensation Committee determined that a 120% payout reflected the Company's actual performance for the year against its target achievement level. As specified above, 80% of the executive officers' 2009 target bonus, other than the Chief Executive Officer's, was linked to corporate performance goals with the remaining 20% linked to individual achievements. Therefore, the 80% of the target bonus linked to corporate performance goals would be paid out at 120% and the 20% of the target bonus linked to individual achievements was paid out between 90% and 120%. Assessment of individual achievements was based on individual goals and performance by the Chief Executive Officer, Compensation Committee and Board of Directors. For the Chief Executive Officer, 100% of his target bonus was linked to corporate performance goals, and, therefore, Dr. Coles' target bonus was paid out at 120% of the target level.

Executive Equity Compensation

In December 2007, the Compensation Committee reviewed and discussed the Company's equity compensation program, including a comparison against companies in our peer group and the Company's philosophy with regard to granting a mix of stock options and restricted stock grants. The target mix of stock options to restricted shares for vice presidents and above as part of their annual award is 70% stock options and 30% restricted stock. In addition, the Compensation Committee has delegated to management the option, at their discretion, to offer a 70% stock option and 30% restricted stock mix to vice presidents and above upon hire. Equity compensation for ongoing executive officer grants is targeted at the 50th percentile. In determining an executive officer's award and where it is positioned relative to the 50th percentile, the Committee examines market benchmark data focusing on ongoing equity grant values based on the Black-Scholes model, grant levels as a percent of total outstanding shares and absolute number of shares granted. In addition to specific annual grant benchmark data, the Committee also considers where an executive's total equity ownership is positioned relative to the peer group as well as the retention value of an executive's existing equity holdings when determining the appropriate size of ongoing equity awards.

Amendments to Employment Agreements and Compensation Packages

On March 12, 2009, in recognition of deteriorating conditions in the United States housing market and upon recommendation by the Compensation Committee, the Board of Directors approved amendments to the employment agreement of Dr. Coles (the "Coles Amendment") and to the employment letter agreement with Dr. Lasowski employment letter agreement (the "Lasowksi Amendment") in each case to amend his respective current relocation benefits.

N. Anthony Coles, M.D.

Under the terms of Dr. Coles' employment agreement, he was entitled to $10,000 per month in housing allowance for a period of 12 months following his start date and mortgage assistance benefits, consisting of mortgage assistance payments of $6,000 per month for up to a total of 24 months thereafter, contingent upon his continued employment with Onyx. The Coles Amendment provides for continued payment by us to Dr. Coles of $10,000 per month in housing allowance for up to an additional 18 months, until such time as Dr. Coles purchases a home in the San Francisco Bay Area and is contingent upon Dr. Coles' continued employment with Onyx. The continued housing allowance is in lieu of, and replaces, the mortgage assistance benefits as provided for in Dr. Coles' employment agreement.

In addition, the Board of Directors granted to Dr. Coles a restricted stock award of 20,000 shares of Onyx common stock, which will vest in full upon the first anniversary of the date of grant, provided Dr. Coles has purchased a home in the San Francisco Bay Area by that date. If Dr. Coles has not purchased a home in the San Francisco Bay Area by the first anniversary of the date of grant, then the award will vest in full when he does purchase a home in the San Francisco Bay Area, provided the purchase occurs within 18 months of the date of grant. The restricted stock award will terminate and cancel if Dr. Coles has not purchased a home in the San Francisco Bay Area within 18 months of the grant of the award. In addition, the restricted stock award will not be subject to acceleration if a home has not been purchased in the Bay Area prior to a severance event. As of December 31, 2009, the 20,000 restricted shares remain unvested.

Juergen Lasowski, Ph.D.

Under the terms of Dr. Lasowski's employment letter agreement, he was entitled to a monthly housing assistance in the amount of $3,250 per month for the 1st year of his employment; $2,200 per month for the 2nd year of his employment and $1,100 per month for the 3rd year of his employment. The Lasowski Amendment provides for the continued payment by Onyx to Dr. Lasowski of $3,250 per month in housing assistance for up to an additional 18 months subject to Dr. Lasowski's continued employment with Onyx. The Lasowski Amendment also provided for an accelerated vesting provision of 4,800 shares of the restricted stock award of 12,000 shares granted to Dr. Lasowski's on his hire date, May 19, 2008 upon the closing of Dr. Lasowski's purchase of a home in the San Francisco Bay Area. As a result of Dr. Lasowski purchasing a home in the San Francisco Bay Area, 4,800 shares were fully vested as of December 31, 2009.

In addition, the Board of Directors granted to Dr. Lasowski a restricted stock award of 4,800 shares of Onyx common stock, subject to continued employment, to vest immediately upon the closing of Dr. Lasowski's purchase of a home in the San Francisco Bay Area. As a result of Dr. Lasowski purchasing a home in the San Francisco Bay Area within 18 months of grant, the grant was fully vested as of December 31, 2009.

Executive Officer Hires

Matthew K. Fust

On December 23, 2008 we announced that Matthew K. Fust has been appointed Executive Vice President and Chief Financial Officer of Onyx, effective January 5, 2009. Under the terms of an at-will employment agreement entered into between Onyx and Mr. Fust on December 12, 2008, Mr. Fust receives an initial base salary of $420,000 per year and received a hiring bonus of $100,000. Mr. Fust is eligible to receive an annual cash bonus targeted at 45% of his base salary, dependent on Onyx's achievement of its corporate performance targets, as determined by the Board of Directors of Onyx. Onyx granted Mr. Fust an option to purchase 94,500 shares of Onyx common stock and 13,500 shares of restricted common stock of Onyx. Mr. Fust's compensation package was intended to be consistent with total compensation philosophy and was established to be reflective of the competitive landscape for experienced Chief Financial Officers, based on comparison to our peer group of companies at the time of Mr. Fust's hiring, while taking into consideration Mr. Fust's individual attributes and years of experience. The option grant will vest and become exercisable over four years with 25% of the shares vesting and becoming exercisable on the first year anniversary of the grant date and the remaining 75% vesting and becoming exercisable in 36 equal monthly installments thereafter. The restricted shares will vest in a series of three successive equal annual installments over the three-year period commencing from the grant date. The restricted stock and option vesting are subject to Mr. Fust's continued employment with Onyx.

Suzanne M. Shema, J.D.

In July 2009, the Compensation Committee approved a compensation package for Suzanne M. Shema, J.D., who was hired as our Senior Vice President and General Counsel on August 31, 2009. This compensation package was based on external market comparator data for general counsels and was intended to be consistent with our compensation philosophy while taking into consideration the years of experience of the executive when determining the final offer. As a result of this and in consideration of market practices, the Compensation Committee approved a base salary of $370,000, a target bonus of 40% of base salary pro-rated for the actual amount of service provided during the calendar year, a $60,000 sign-on bonus, a restricted share grant of 11,000 shares, options to purchase 77,000 shares of the Company's common stock, $300,000 for relocation expenses and monthly housing assistance in the amount of $2,000 for the first eighteen months of employment. The restricted shares will vest in a series of three successive equal annual installments over the three-year period commencing from the grant date. The option grant will vest and become exercisable over four years with 25% of the shares vesting and becoming exercisable on the first year anniversary of the grant date and the remaining 75% vesting and becoming exercisable in 36 equal monthly installments thereafter. The restricted stock and option vesting are subject to Ms. Shema's continued employment with Onyx.

Executive Officer Departure

Gregory W. Schafer, former Vice President and Chief Financial Officer

In 2008, we entered into an amended a separation and consulting agreement with Gregory W. Schafer, our former Vice President and Chief Financial Officer, effective March 13, 2009 (as amended), or earlier if his successor is appointed prior to that time, setting forth the terms and conditions of his resignation. Pursuant to this agreement, we agreed to pay Mr. Schafer a lump sum equal to 12 months of his base salary, less standard withholdings and deductions, together with benefit payments to continue his current health insurance coverage and certain other specified benefits. Under the agreement, Mr. Schafer also agreed to provide consulting services on an as needed basis to us for six months following the effective date of his resignation, at an hourly rate of $250. Outstanding Onyx stock options and restricted stock awards held by Mr. Schafer continued to vest during the consulting period, and vested stock options were exercisable for three months following the termination of the consulting period. Mr. Shafer's resignation became effective on January 5, 2009.

Executive Compensation Summary

In March 2009, our Compensation Committee and our Board of Directors approved 2009 base salaries, annual incentive target bonus percentages, stock option grants and restricted stock awards to the executive officers. Salary increases were made effective as of January 1, 2009. These decisions were based on the executive compensation philosophy principles discussed earlier, including our Compensation Committee's assessment of achievement of corporate performance goals during 2008.

The following table summarizes our approved 2009 salaries, annual incentive target bonus percentages and equity awards for our named executive officers (other than Mr. Schafer, who resigned effective January 5, 2009):

	2009 Executive Compensation Summary			
Name	Annualized Base Salary	Incentive Bonus Target	Number of Stock Options Awarded (1)	Number of Restricted Shares Awarded(1)
N. Anthony Coles, M.D.	$650,000	100%	105,000	35,000(2)
Matthew K. Fust(3)	$420,000	45%	94,500	13,500
Laura A. Brege	$452,600	45%	49,000	7,000
Juergen Lasowski, Ph.D.	$376,000	40%	42,000	10,800(4)
Suzanne M. Shema, J.D.(5)	$370,000	40%	77,000	11,000

(1) Stock option and restricted share awards were granted on March 31, 2009 and stock option awards had an exercise price of $28.55 per share.

(2) Pursuant to an amendment to Dr. Coles' employment agreement in March 2009, Dr. Coles was granted an additional 20,000 restricted stock award on March 12, 2009.

(3) Mr. Fust's stock option and restricted share awards were granted on his date of hire, January 5, 2009, and stock option awards had an exercise price of $34.48.

(4) Pursuant to an amendment to Dr. Lasowski's employment letter agreement in March 2009, Dr. Lasowski was granted an additional 4,800 restricted stock award on March 12, 2009.

(5) Ms. Shema's stock option and restricted share awards were granted on her date of hire, August 31, 2009, and stock option awards had an exercise price of $32.07.

2010 Executive Officer Compensation

Base Salary

In February 2010, our President, Chief Executive Officer and Director, Dr. Coles, presented his recommendations for the executive officers' salaries (except himself) to our Compensation Committee. The salaries proposed for 2010 represented an average increase of 4.2% over 2009 annualized salary levels for the named executive officers (excluding Dr. Coles). Dr. Coles proposed increases in salary levels for such executive officers due to their performance, their positions relative to the external market and consideration of their position and compensation relative to other employees. Based on Dr. Coles' performance evaluation for these individuals, comparable market data for these positions provided by Radford and our strong performance overall, our Compensation Committee approved Dr. Coles' recommendations for the executive officers.

Our Compensation Committee, in consultation with Radford, makes compensation recommendations for the Chief Executive Officer that must be approved by our full Board of Directors. The recommendations made by the Compensation Committee and Radford were based on Dr. Coles' performance, external comparator market data and maintaining a targeted total cash compensation at the 60th percentile, resulting in Dr. Coles' 2010 base salary increasing by 4.0% over 2009.

Annual Incentive Bonus Program

In December 2009, the Compensation Committee reviewed the annual incentive bonus award program to ensure alignment with industry and peer group practices and directly link bonus awards to pre-determined financial targets for the company. The Compensation Committee believes a larger component of overall compensation for the Company's highest level executive officers should be "at risk" while maintaining the objective of targeting total executive compensation at the 60th percentile of the peer group for base salary and bonus. To maintain this objective of targeting total executive compensation at the 60th percentile of the peer group for base salary and bonus, the Compensation Committee increased the bonus target percentage, assuming 100% achievement of corporate goals, for executive vice presidents from 45% to 50% of base salary and for vice presidents reporting directly to the Chief Executive Officer from 35% to 40% of base salary.

As in 2009, the Compensation Committee reaffirmed that 80% of the target bonus should be linked to corporate performance goals and 20% should be linked to individual performance for executive officers for 2010, excluding the Chief Executive Officer. For the Chief Executive Officer 100% of the target bonus is linked to corporate performance goals. Target bonuses for non-executive employees are also based on individual responsibility and performance and corporate performance with weightings for each varying by employee level. Generally, employees with greater responsibilities usually have a higher weighting on corporate performance. Individual performance is measured by comparing achievements for the year with the individual's goals and objectives. The corporate performance goals are allocated to three components, financial, organizational and development performance goals, with each component weighted to allow flexibility in reflecting the impact on the goals. The first component consists of financial performance goals for several key financial metrics, each weighted, including sales levels and operating expenses. The second and third components relate to pre-specified key operational metrics for organizational and development goals.

Weightings for each of the key metrics for each component are determined at the beginning of the year and are reviewed and approved by the Compensation Committee as well as the Board of Directors. Additionally, the Compensation Committee established a tiered system for which to measure achievement against the various goals that included a threshold achievement level, a target achievement level and a maximum achievement level for each goal. The Compensation Committee reaffirmed that the Company had to meet a required minimum threshold of 50% of the pre-determined corporate performance goals in order to trigger a payout under the plan. If the required minimum threshold is not achieved, the annual bonus pool will not be funded. If the maximum achievement level is met, the annual bonus pool will be funded up to a maximum payout of 150% of the target bonus pool. The Compensation Committee can modify actual bonus payments based on the contributions of each executive officer to corporate performance goals; however, the overall pool of bonus payments for all executives, based on the determination of corporate performance goal achievement, cannot be exceeded.

Executive Equity Compensation

In December 2009, the Compensation Committee reviewed and discussed the Company's equity compensation program, including a comparison against companies in our peer group and the Company's philosophy with regard to granting a mix of stock options and restricted stock grants. The target mix of stock options to restricted shares for vice presidents and above as part of their annual award is 70% stock options and 30% restricted stock. In addition, the Compensation Committee has delegated to management the option, at their discretion, to offer a 70% stock option and 30% restricted stock mix to vice presidents and above upon hire. Equity compensation for ongoing executive officer grants is targeted at the 50th percentile. In determining an executive officer's award and where it is positioned relative to the 50th percentile, the Committee examines market benchmark data focusing on ongoing equity grant values based on the Black-Scholes model, grant levels as a percent of total outstanding shares and absolute number of shares granted. In addition to specific annual grant benchmark data, the Committee also considers where an executive's total equity ownership is positioned relative to the peer group as well as the retention value of an executive's existing equity holdings when determining the appropriate size of ongoing equity awards.

Executive Compensation Summary

In February 2010, our Compensation Committee and our Board of Directors approved 2010 base salaries, stock option grants and restricted stock awards to the executive officers. Salary increases were made effective as of January 1, 2010. In December 2009, the Compensation Committee approved the 2010 annual incentive target bonus percentages. These decisions were based on the executive compensation philosophy principles described earlier in this discussion, including our Compensation Committee's assessment of achievement of corporate performance goals during 2009.

The following table summarizes our approved 2010 salaries, targeted annual incentive bonuses and equity awards for our named executive officers (other than Mr. Schafer):

	2010 Executive Compensation Summary			
Name	**Base Salary**	**Incentive Bonus Target**	**Number of Stock Options Awarded(1)**	**Number of Restricted Shares Awarded(1)**
N. Anthony Coles, M.D.	$676,000	100%	147,000	21,000
Matthew K. Fust	$434,700	50%	45,500	6,500
Laura A. Brege	$475,200	50%	56,000	8,000
Juergen Lasowski, Ph.D.	$391,000	45%	42,000	6,000
Suzanne M. Shema, J.D.	$374,400	45%	31,500	4,500

(1) Stock option and restricted stock award amounts were approved by the Compensation Committee and, then, ratified by the Board of Directors on February 18, 2010 and were granted to such "named executive officers" on March 31, 2010.

Post-Employment Obligations

Dr. Coles' Severance Arrangement

On February 22, 2008, we entered into an employment agreement with Dr. Coles setting forth the terms and conditions of his appointment as President and Chief Executive Officer and setting forth the payments and benefits in the event that his employment is terminated without cause in a non-change-in-control circumstance. The severance payments and benefits in such a circumstance include 36 months of his current base salary, payment of COBRA medical insurance coverage premiums consistent with his current coverage for 18 months, up to 18 months accelerated vesting of equity awards granted under his employment agreement that are subject to time based vesting and 12 months to exercise vested stock options.

Executive Severance Benefit Plan

On December 3, 2008, the Board of Directors adopted an Executive Severance Benefit Plan (the "Severance Plan"), pursuant to which current and future Section 16(b) officers, as defined by the Securities Exchange Act of 1934, of Onyx, excluding Dr. Coles, will be eligible to participate and receive severance benefits under certain circumstances. Under the Severance Plan, if a participating executive officer is involuntarily terminated without cause, or constructively terminated, both as defined in the Severance Plan, then the Executive will be entitled to receive (a) cash severance in a lump sum amount equal to up to one year's base salary, (b) up to 12 months of benefits to continue his or her current health insurance coverage and (c) up to six months following termination to exercise vested stock options. The Severance Plan does not supersede any individually negotiated employment agreement.

Dr. Coles' Change-in-Control Severance Agreement

On February 22, 2008, the Company entered into an employment agreement, including an Executive Change-in-Control Severance Benefits Agreement (the "Agreement"), with Dr. Coles. Pursuant to the Agreement, if Dr. Coles' employment with the Company terminates due to an "involuntary termination without cause" or a "constructive termination," as those terms are defined in the Agreement, in either case within 24 months following the effective date of a "change-in-control" (defined in the Agreement) Dr. Coles will receive the following benefits:

- a lump sum cash payment equal to four times his base salary;
- payment of his projected COBRA premiums for a period of 24 months in a lump sum;
- continuation of payment of his premiums for group life insurance for 24 months or until such earlier date he shall secure subsequent employment that shall provide him with life insurance benefits;
- payment for his outplacement services for a period of one year following termination, not to exceed $40,000;
- all stock awards granted to him on or after the effective date of the Agreement will vest in full and he will have 12 months following termination to exercise these stock awards; and

in the event that any severance benefits paid pursuant to the Agreement would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Excise Tax"), he shall be entitled to a "gross-up payment" (defined in the Agreement). Notwithstanding the foregoing, no gross-up payment will be paid if a reduction in parachute payments by 10% would cause no Excise Tax to be imposed on him.

Executive Change-in-Control Severance Benefits Agreement

On June 4, 2008, the Compensation Committee of the Board of Directors amended the Executive Change-in-Control Severance Benefits Agreement (the "CIC Agreement"). The amended form of the CIC Agreement is intended to comply with new tax regulations and to simplify the calculation of any lump sum cash severance. Subject to limited exceptions, we have entered into a CIC Agreement with our Executive Vice Presidents, Senior Vice Presidents and Vice Presidents (each an "Executive"). Except as provided in the CIC Agreement and explained below, the CIC Agreement supersedes any other policy, plan, program or arrangement relating to severance benefits payable by the Company to the Executive. Under the CIC Agreement, if an Executive's employment with the Company terminates due to an "involuntary termination without cause" or a "constructive termination," as those terms are defined in the CIC Agreement, in either case within 24 months following the effective date of a "change-in-control" (defined in the CIC Agreement), an Executive will receive the following benefits:

- a lump sum cash payment as follows: Executive Vice President and Senior Vice President — 26 months of base salary; and Vice President — 16 months of base salary;
- payment of the projected COBRA premiums for Executives for such period of time determined by position as follows, or until such earlier date as the Executive shall secure subsequent employment that shall provide the Executive with health benefits: Executive Vice President and Senior Vice President — 18 months; and Vice President — 12 months;
- continuation of payment of the premiums for the Executive's group life insurance for the number of months determined by position as follows, or until such earlier date as the Executive shall secure subsequent employment that shall provide the Executive with life insurance benefits: Executive Vice President and Senior Vice President — 18 months; and Vice President — 12 months;
- payment for outplacement services for the Executive for a period of one year following termination, not to exceed $25,000 for Executive Vice Presidents and Senior Vice Presidents and $15,000 for Vice Presidents;
- all stock awards granted to the Executive and that are governed by the CIC Agreement will vest in full and the Executive will have 12 months following termination to exercise these stock awards (unless the stock award term expires prior to that time, in which case to the end of the stock award term); and
- in the event that any severance benefits paid pursuant to the CIC Agreement would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Excise Tax"), the Executive Vice Presidents and Senior Vice Presidents shall be entitled to a "gross-up payment" (defined in the CIC Agreement). Notwithstanding the foregoing, no gross-up payment will be paid if a reduction in parachute payments by 10% would cause no Excise Tax to be imposed on an Executive.

Certain stock awards (the "Prior Stock Awards") held by Executives remain subject to a predecessor executive change in control severance benefits agreement (the "Predecessor Agreement") and continue to be governed by the Predecessor Agreement. The vesting of the Prior Stock Awards shall accelerate as follows:

- in the event of a "change-in-control" (defined in the CIC Agreement), the vesting of 50% of the Prior Stock Awards shall be accelerated and shall be exercisable for 12 months following any subsequent termination of the Executive's employment (unless the Prior Stock Award term expires prior to that time, in which case to the end of the Prior Stock Award term); and
- if an Executive's employment with the Company terminates due to an "involuntary termination without cause" or a "constructive termination," as those terms are restated in the CIC Agreement, in either case within 13 months following a "change in control," the Prior Stock Award will vest in full and the Executive will have 12 months following termination in which to exercise the Prior Stock Award (unless the Prior Stock Award term expires prior to that time, in which case to the end of the Prior Stock Award term).

Potential Payments Upon Termination — Change-in-Control

The table below identifies the potential payments that each of our Named Executive Officers would have received in the event of a termination in connection with a change in control or a termination without cause. The figures below assume that the transaction or termination occurred on December 31, 2009. All of the potential payments listed in the table below are payments that would have been made pursuant to the terms of the our Executive Severance Benefit Plan or Executive Change in Control Severance Benefits Agreement discussed above under the heading "Change in Control and Severance Benefits," except for the potential payments to Dr. Coles' for which potential payment would be made pursuant to the terms of Dr. Coles' Employment Agreement.

	Acceleration of Vesting							
Name	Stock Options(1)	Restricted Stock	Performance-Based Restricted Stock	Severance Payment(2)	Continuation of Benefits(3)	Outplacement Services	Tax Gross-Up Payments	Total
N. Anthony Coles, M.D.								
Termination without cause(4)	$1,053,358	$1,369,195	$ —	$1,950,000	$34,784	$ —	$ —	$4,407,337
Termination in connection with a Change-in-Control(5)	1,746,196	2,078,243	513,448	2,600,000	46,378	40,000	1,551,253	8,575,518
Matthew K. Fust								
Termination without cause(6)	—	—	—	420,000	5,700	—	—	425,700
Termination in connection with a Change-in-Control(7)	398,271	396,089	—	910,000	8,550	25,000	—	1,737,910
Laura A. Brege								
Termination without cause(6)	—	—	—	452,600	23,189	—	—	475,789
Termination in connection with a Change-in-Control(7)	1,146,488	420,539	—	980,633	34,784	25,000	—	2,607,444
Juergen Lasowski, Ph.D.								
Termination without cause(6)	—	—	—	376,000	23,189	—	—	399,189
Termination in connection with a Change-in-Control(7)	413,018	269,927	—	814,667	34,784	25,000	—	1,557,395
Gregory W. Schafer								
Termination without cause(8)	—	—	—	—	—	—	—	—
Termination in connection with a Change-in-Control(8)	—	—	—	—	—	—	—	—
Suzanne M. Shema, J.D.								
Termination without cause(6)	—	—	—	370,000	15,526	—	—	385,526
Termination in connection with a Change-in-Control(7)	383,136	322,739	—	801,667	23,289	25,000	—	1,555,831

(1) The amounts listed in these columns represent the Black-Scholes conversion value of the acceleration of vesting of stock options under our Executive Change in Control Severance Benefits Agreement and are based on the closing price of our common stock on December 31, 2009, which was $29.34.

(2) The amounts listed in this column do not include the payment of accrued salary and vacation that would be due upon termination of employment.

(3) Represents the present value of the continuation of our current employee benefits, including medical, dental, disability and life insurance.

(4) The amounts in this row represent the potential payments that would be due to Dr. Coles under his employment agreement if we were to terminate his employment without "Cause" and not in connection with a Change in Control. The severance payment is based on Dr. Coles' 2009 annual base salary.

(5) The amounts in this row were determined (a) on the assumption that a "Change in Control" under our retention plan occurred and a Triggering Termination occurred with respect to Dr. Coles' employment and (b) using the same salary assumptions set forth in note 4.

(6) The amounts in this row were determined (a) on the assumption that "Change in Control" under our Executive Change in Control Severance Benefits Agreement occurred and a Covered Termination occurred with respect to the Executive's employment. The severance amount is based on the Executive's 2009 annual base salary and 2009 target bonus amount.

(7) The amounts in this row represent the potential payments that would be due under the Onyx Pharmaceuticals, Inc. Executive Severance Benefit Plan if we were to terminate the Executive's employment without "Cause" and not in connection with a Change in Control. The severance payment is based on the Executive's 2009 annual base salary.

(8) Effective January 5, 2009, Mr Schafer resigned as Onyx's Vice President and Chief Financial Officer.

REPORT OF THE COMPENSATION COMMITTEE[2]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Paul Goddard, Ph.D.
Wendell Wierenga, Ph.D.
Thomas G. Wiggans

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[2] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act, other than the Company's Annual Report on Form 10-K, whether made before or after the date hereof and irrespective of any general incorporation language in that filing.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows compensation information for the fiscal years ended December 31, 2009, 2008 and 2007 for the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Comp ($)	All Other Compensation ($)	Total ($)
N. Anthony Coles, M.D.	2009	$650,000	—	1,002,650(3)	1,579,095	780,000	124,790(4)	$4,136,535
President and Chief Executive Officer	2008	$471,134	200,000	1,741,800(3)	5,351,675	625,000	102,810	$8,492,419
Matthew K. Fust	2009	$417,000	100,000	465,480	1,704,497	219,000	4,765(5)	$2,910,742
Executive Vice President and Chief Financial Officer								
Laura A. Brege	2009	$452,600	—	199,850	736,911	244,000	5,018(6)	$1,638,379
Executive Vice President and	2008	$425,000	—	174,180	948,011	187,425	1,518	$1,736,134
Chief Operating Officer	2007	$398,750	—	248,400	949,172	250,000	1,829	$1,848,151
Juergen Lasowski, Ph.D.	2009	$376,000	—	309,156(7)	631,638	180,000	244,178(8)	$1,740,972
Senior Vice President, Corporate Development	2008	$226,750	40,000	606,390(7)	1,580,099	88,592	136,943	$2,678,774
Gregory W. Schafer(9)	2009	$ 74,761	—	—	—	—	320,669(10)	$ 395,430
Former Vice President and	2008	$300,000	—	87,090	321,101	102,900	4,157	$ 815,248
Chief Financial Officer	2007	$285,000	—	86,940	332,210	105,000	3,611	$ 812,761
Suzanne M. Shema, J.D.	2009	$124,735	60,000	352,770	1,186,732	56,000	310,356(11)	$2,090,593
Senior Vice President and General Counsel								

(1) This column represents the grant date fair values as determined pursuant to ASC Topic 718 for stock awards granted with respect to the 2009, 2008 and 2007 fiscal years, as applicable. For additional information, refer to the notes of the Onyx financial statements in the Form 10-K for the years ended December 31, 2009, 2008 and 2007. See the Grants of Plan-Based Awards Table for information regarding stock awards granted in 2009. These amounts reflect the fair value determined in accordance with ASC Topic 718 and do not correspond to the actual value that will be recognized by the named executives.

(2) This column represents the grant date fair values as determined pursuant to ASC Topic 718 for stock options granted with respect to the 2009, 2008 and 2007 fiscal years, as applicable. For additional information, refer to the notes of the Onyx financial statements in the Form 10-K for the years ended December 31, 2009, 2008 and 2007. See the Grants of Plan-Based Awards Table for information regarding stock option granted in 2009. These amounts reflect the fair value determined in accordance with ASC Topic 718 and do not correspond to the actual value that will be recognized by the named executives.

(3) This amount includes the grant date fair values of $574,400 and $290,300 as determined pursuant to ASC Topic 718 for performance-based restricted stock awards granted to Dr. Coles in the fiscal years 2009 and 2008, respectively. The grant date fair values based upon the highest level of performance of these awards are the same as the grant date fair values. In 2009, Dr. Coles was granted a restricted stock award for 20,000 shares in connection with the modification of our employment agreement with him in March 2009. The award vests immediately upon the closing of Dr. Coles' purchase of a home in the San Francisco Bay Area. If Dr. Coles has not purchased a home in the San Francisco Bay Area within 18 months of the grant, then the grant would lapse entirely and will not vest. In 2008, Dr. Coles was granted a restricted stock award for 10,000 shares in connection with our employment agreement with him. The award vests over a two-year period measured from his start date and is subject to the achievement of targeted global net sales of Nexavar, the completion of a strategic transaction by March 31, 2009, staffing of the Company's corporate development organization and other performance objectives as determined by the Board upon recommendation of the Compensation Committee. As of March 31, 2010, the entire 10,000 shares had vested as result of the achievement of the pre-established criteria.

(4) This amount consists of (a) Onyx's payment on behalf of Dr. Coles' of $990 in group term life insurance premiums, (b) Onyx's matching contributions of $3,500 to Dr. Coles' 401(k) account, (c) $120,000 in housing allowance and (d) $300 in wellness payments.

(5) This amount consists of (a) Onyx's payment on behalf of Mr. Fust of $990 in group term life insurance premiums, (b) Onyx's matching contributions of $3,500 to Mr. Fust's 401(k) account and (c) $275 in wellness payments.

(6) This amount consists of (a) Onyx's payment on behalf of Ms. Brege's of $1,518 in group term life insurance premiums and (b) Onyx's matching contributions of $3,500 to Ms. Brege's 401(k) account.

(7) This amount includes the grant date fair values of $137,856 and $178,350 as determined pursuant to ASC Topic 718 for performance-based restricted stock awards granted to Dr. Lasowski in the fiscal years 2009 and 2008, respectively. The grant date fair values based upon the highest level of performance of these awards are the same as the grant date fair values. In 2009, Dr. Lasowski was granted a restricted stock award for 4,800 shares in connection with the amendment of our employment letter agreement with him in March 2009. The award vested immediately upon the closing of Dr. Lasowski's purchase of a home in the San Francisco Bay Area. In 2008, Dr. Lasowski was granted a restricted stock award for 5,000 shares in connection with our employment letter agreement with him. As of December 31, 2009, the award fully vested upon the completion of a business development transaction.

(8) This amount consists of (a) Onyx's payment on behalf of Dr. Lasowski's of $1,518 in group term life insurance premiums, (b) Onyx's matching contributions of $3,500 to Dr. Lasowski's 401(k) account, (c) $39,000 in housing allowance, (d) $200,000 in relocation benefits and (e) $160 in wellness payments.

(9) Effective January 5, 2009, Mr. Schafer resigned as Onyx's Vice President and Chief Financial Officer. For more information regarding Mr. Schafer's separation and consulting agreement, refer to the section titled *"Executive Officer Departure — Gregory W. Schafer, former Vice President and Chief Financial Officer."*

(10) This amount consists of (a) a lump sum severance payment of $300,000, (b) Onyx's payment on behalf of Mr. Schafer of $206 in group term life insurance premiums, (c) $63 in wellness payments and (d) COBRA payments of $16,900.

(11) This amount consists of (a) Onyx's payment on behalf of Ms. Shema's of $506 in group term life insurance premiums, (b) Onyx's matching contributions of $1,850 to Ms. Shema's 401(k) account, (c) $8,000 in housing allowance and (d) $300,000 in relocation benefits.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the Named Executive Officers during the fiscal year ended December 31, 2009.

Name	Grant Date / Approval Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Grant Date Price of Stock or Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)(1)	Target ($)(2)	Maximum ($)(3)	Target (#)(4)	(#)(5)	(#)(6)	($/Sh)(7)	($)(8)
N. Anthony Coles, M.D.	3/12/2009	—	—	—	20,000(9)	—	—	28.72(10)	574,400
	3/31/2009	—	—	—	—	15,000	—	28.55	428,250
	3/31/2009	—	—	—	—	—	105,000	28.55	1,579,095
	N/A	325,000	650,000	975,000	—	—	—	—	—
Matthew K. Fust	1/5/2009	—	—	—	—	13,500(11)	—	34.48(12)	465,480
	1/5/2009	—	—	—	—	—	94,500(11)	34.48(12)	1,704,497
	N/A	94,500	189,000	283,500	—	—	—	—	—
Laura A. Brege	3/31/2009	—	—	—	—	7,000	—	28.55	199,850
	3/31/2009	—	—	—	—	—	49,000	28.55	736,911
	N/A	101,835	203,670	305,505	—	—	—	—	—
Juergen Lasowski. Ph.D.	3/12/2009	—	—	—	4,800(13)	—	—	28.72(10)	137,856
	3/31/2009	—	—	—	—	6,000	—	28.55	171,300
	3/31/2009	—	—	—	—	—	42,000	28.55	631,638
	N/A	75,200	150,400	225,600	—	—	—	—	—
Gregory W. Schafer (14)	N/A	—	—	—	—	—	—	—	—
Suzanne M. Shema, J.D.	8/31/2009	—	—	—	—	11,000(15)	—	32.07(16)	352,770
	8/31/2009	—	—	—	—	—	77,000(15)	32.07(16)	1,186,732
	N/A	74,000	148,000	222,000	—	—	—	—	—

(1) This column represents the annualized threshold potential payment at 50% of each Named Executive Officer's annual incentive bonus for the year ended December 31, 2009. Such amounts do not reflect the actual payments made to the Named Executive Officers. See the Summary Compensation Table for actual payments for 2009 under the annual incentive bonus program.

(2) This column represents the annualized target potential payment at 100% of each Named Executive Officer's annual incentive bonus for the year ended December 31, 2009. Such amounts do not reflect the actual payments made to the Named Executive Officers. See the Summary Compensation Table for actual payments for 2009 under the annual incentive bonus program.

(3) This column represents the annualized maximum potential payment at 150% of each Named Executive Officer's annual incentive bonus for the year ended December 31, 2009. Such amounts do not reflect the actual payments made to the Named Executive Officers. See the Summary Compensation Table for actual payments for 2009 under the annual incentive bonus program.

(4) This column represents the target potential restricted share awards that will vest based upon the achievement of certain pre-determined performance-based conditions. Such amounts do not reflect the actual restricted share awards that vested. See the Options Exercised and Stock Vested table for actual restricted share awards that vested during the year-ended December 31, 2009.

(5) This column shows the number of restricted stock awards granted to the Named Executive Officers, other than Mr. Fust and Ms. Shema on March 31, 2009. One-third of the RSAs granted on March 31, 2009 will vest in March 2010, with the remaining shares vesting in series of 2 successive equal annual installments through March 2012.

(6) This column shows the number of stock options granted to the Named Executive Officers, other than Mr. Fust and Ms. Shema, on March 31, 2009. One-eighth of the options granted on March 31, 2009 vested on September 30, 2009 with the remaining options vesting in equal monthly amounts thereafter through March 2013.

(7) This column shows the exercise price for the stock options granted and the grant date price for the restricted stock awards granted to the Named Executive Officers, which was the closing price of Onyx stock on the date the Compensation Committee approved such grants.

(8) This column shows the full grant date fair value in accordance with ASC Topic 718 of restricted stock awards and stock options granted to the Named Executive Officers. The full grant date fair value is the amount that the Company would expense in its financial statements over the award's vesting schedule. See notes 1 and 2 of the Summary Compensation Table for discussions on the fair value calculations.

(9) This represents a restricted stock award granted to Dr. Coles in connection with the modification of our employment agreement with him in March 2009 . The award vests immediately upon the closing of Dr. Coles' purchase of a home in the San Francisco Bay Area. If Dr. Coles has not purchased a home in the San Francisco Bay Area within 18 months of the grant, then the grant would lapse entirely and will not vest. For more information regarding the amendment to Dr. Coles' employment agreement and the related issuance of 20,000 restricted shares, refer to the section titled "*Amendments to Employment Agreement and Compensation Package — N. Anthony Coles, M.D.*" in the Compensation Discussion and Analysis above.

(10) This represents the grant date price for RSAs granted to Dr. Coles and Dr. Lasowski on March 12, 2009. The price was the closing price of Onyx stock on March 12, 2009 as reported on the NASDAQ Global market, the date the Compensation Committee approved such grants.

(11) This represents the number of restricted stock awards and stock options granted to Mr. Fust on January 5, 2009. One-third of the restricted stock awards granted on January 5, 2009 will vested in January 2010, with the remaining shares vesting in a series of two successive equal annual installments through January 2012. Options granted upon hire vest ratably over a four year period with 1/4th vesting one year from the grant date and the remaining options vesting at 1/48th each month thereafter.

(12) This represents the grant date price for restricted stock awards and exercise price for the stock options granted to Mr. Fust on January 5, 2009. The grant date price and exercise price was the closing price of Onyx stock on January 5, 2009, as reported on the NASDAQ Global Market, the date the Compensation Committee approved such grants.

(13) This represents a restricted stock award granted to Dr. Lasowski in connection with the amendment of our employment letter agreement with him in March 2009. The award vested immediately upon the closing of Dr. Lasowski's purchase of a home in the San Francisco Bay Area. For more information regarding the amendment to Dr. Lasowski's employment letter agreement, refer to the section titled "*Amendments to Employment Agreement and Compensation Package — Juergen Lasowski, Ph.D.*" in the Compensation Discussion and Analysis above.

(14) Effective January 5, 2009, Mr. Schafer resigned as Onyx's Vice President and Chief Financial Officer.

(15) This represents the number of restricted stock awards and stock options granted to Ms. Shema on August 31, 2009. One-third of the restricted stock awards granted on August 31, 2009 will vested in August 2010, with the remaining shares vesting in a series of two successive equal annual installments through August 2012. Options granted upon hire vest ratably over a four year period with 1/4th vesting one year from the grant date and the remaining options vesting at 1/48th each month thereafter.

(16) This represents the grant date price for restricted stock awards and exercise price for the stock options granted to Ms. Shema on August 31, 2009. The grant date price and exercise price was the closing price of Onyx stock on August 31, 2009, as reported on the NASDAQ Global Market, the date the Compensation Committee approved such grants.

Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards Table

The material terms of our Named Executive Officers' annual compensation, including base salaries, the annual incentive bonus program, equity compensation, our equity grant practices, benefits and perquisites and post-employment obligations are described above in our "Compensation Discussion and Analysis."

As discussed in greater detail in "Compensation Discussion and Analysis," the non-equity incentive awards are granted pursuant to our annual incentive bonus program, with amounts earned based on the achievement of certain corporate performance goals.

As discussed in greater detail in "Compensation Discussion and Analysis," the equity compensation is awarded in the form of stock options and restricted stock grants under our 2005 Equity Incentive Plan. Restricted stock grants vest annually over the three years from the grant date and there is no purchase price associated with restricted stock grants. The stock options vest ratably over a four-year period

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the Named Executive Officers as of December 31, 2009. The following awards identified in the table below are also reported in the Grants of Plan-Based Awards Table on the previous page: (1) option awards with an expiration date in 2019 for each of the Named Executive Officers and (2) unvested stock awards.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options					
Name	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
N. Anthony Coles, M.D.	—	—	—	—	15,000(2)	440,100
	—	—	—	—	20,000(3)	586,800
	—	—	—	—	35,833(4)	1,051,340
	19,688	85,312(5)	28.55	3/31/2019	—	—
	153,125	196,875(6)	29.03	3/31/2018	—	—
Matthew K. Fust	—	—	—	—	13,500(7)	396,090
	—	94,500(6)	34.48	1/5/2019	—	—
Laura A. Brege	—	—	—	—	7,000(2)	205,380
	—	—	—	—	4,000(8)	117,360
	—	—	—	—	3,333(9)	97,790
	9,188	39,812(5)	28.55	3/31/2019	—	—
	27,125	34,875(5)	29.03	3/31/2018	—	—
	48,125	21,875(5)	24.84	3/30/2017	—	—
	90,625	34,375(6)	15.44	6/12/2016	—	—
Juergen Lasowski, Ph.D.	—	—	—	—	6,000(2)	176,040
	—	—	—	—	3,200(10)	93,888
	7,875	34,125(5)	28.55	3/31/2019		
	33,250	50,750(6)	35.67	5/19/2018		
Gregory W. Schafer(11)	—	—	—	—	—	—
Suzanne M. Shema, J.D.	—	—	—	—	11,000(12)	322,740
	—	77,000(6)	32.07	8/31/2019	—	—

(1) Value is based on the closing price of Onyx common stock of $29.34 on December 31, 2009, as reported on the NASDAQ Global Market.

(2) The restricted shares were granted on March 31, 2009. Subject to certain restrictions, shares will vest in three equal installments on March 31, 2010, 2011 and 2012.

(3) The restricted shares were granted on March 12, 2009. The award vests immediately upon the closing of Dr. Coles' purchase of a home in the San Francisco Bay Area. If Dr. Coles has not purchased a home in the San Francisco Bay Area within 18 months of grant, then the grant would lapse entirely and will not vest. For more information regarding the amendment to Dr. Coles' employment agreement and the related issuance of 20,000 restricted shares, refer to the section titled "*Amendments to Employee Agreement and Compensation Package — N. Anthony Coles, M.D.*" in the Compensation Discussion and Analysis above.

(4) The restricted shares were granted on March 31, 2008. Subject to certain restrictions, the remaining 33,333 shares will vest in two equal installments on March 31, 2010 and 2011. The remaining 2,500 shares were subject to performance based vesting conditions, which were achieved and vested on March 31, 2010.

(5) Annual option grants vest 1/8th after six months from grant date and 1/48th each month thereafter over four years.

(6) Options granted upon hire vest ratably over a four year period with 1/4th vesting one year from the grant date and the remaining options vesting at 1/48th each month thereafter.

(7) The restricted shares were granted on January 5, 2009. Subject to certain restrictions, shares will vest in three equal installments on January 5, 2010, 2011 and 2012.

(8) The restricted shares were granted on March 31, 2008. Subject to certain restrictions, remaining shares will vest in two equal installments on March 31, 2010 and 2011.

(9) The restricted shares were granted on March 30, 2007. Subject to certain restrictions, remaining shares will vest on March 30, 2010.

(10) The restricted shares were granted on May 18, 2008. Subject to certain restrictions, remaining shares will vest in two equal installments on May 18, 2010 and 2011.

(11) Effective January 5, 2009, Mr. Schafer resigned as Onyx's Vice President and Chief Financial Officer. For more information regarding Mr. Schafer's separation and consulting agreement, refer to the section titled *"Executive Officer Departure — Gregory W. Schafer, former Vice President and Chief Financial Officer."*

(12) The restricted shares were granted on August 31, 2009. Subject to certain restrictions, shares will vest in three equal installments on August 31, 2010, 2011 and 2012.

Options Exercised and Stock Vested

The following table shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the Named Executive Officer during fiscal year ended December 31, 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
N. Anthony Coles, M.D.				
Options	—	$ —	—	$ —
Stock	—	—	24,167	689,968
Matthew K. Fust				
Options	—	—	—	—
Stock	—	—	—	—
Laura A. Brege				
Options	50,000	910,625	—	—
Stock	—	—	5,333	153,757
Juergen Lasowski, Ph.D.				
Options	—	—	—	—
Stock	—	—	13,600	336,376
Gregory W. Schafer(3)				
Options	83,407	816,873	—	—
Stock	—	—	2,167	62,393
Suzanne M. Shema, J.D.				
Options	—	—	—	—
Stock	—	—	—	—

(1) The value realized equals the difference between the option exercise price and the fair market value of Onyx common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2) The value realized equals the market value of Onyx common stock on the vesting date, multiplied by the number of shares that vested.

(3) Effective January 5, 2009, Mr. Schafer resigned as Onyx's Vice President and Chief Financial Officer. For more information regarding Mr. Schafer's separation and consulting agreement, refer to the section titled *"Executive Officer Departure — Gregory W. Schafer, former Vice President and Chief Financial Officer."*

RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAM

Our Compensation Committee has considered whether our compensation programs introduce or encourage additional risks to the Company. Our Committee does not believe that our compensation programs as currently structured are reasonably likely to have a material adverse effect on the Company. The Committee believes that the balance of long-term equity incentive, short-term cash incentive bonus and base salary appropriately balances both the short and long term performance goals of the Company without encouraging excessive risk related behavior. In addition, the substantial percentage of long-term equity compensation addresses the long-term financial and operational performance of the Company, while the short-term cash incentive component of our compensation program is capped at a sustainable expense level.

While the Committee regularly evaluates its compensation programs, the Committee believes that its current balance of incentives both adequately compensates its employees and does not promote excessive risk taking.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2009.

Equity Compensation Plan Information

Plan Category(1)	Number of securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a)
	Column a	Column b	Column c
Equity compensation plans approved by security holders	5,068,110	$29.48	5,370,717(2)

(1) We have no equity compensation plans that have not been approved by security holders.

(2) This amount includes 434,327 shares that remain available for purchase under our Employee Stock Purchase Plan. Under the 2005 Equity Incentive Plan, as amended, shares available for issuance should be reduced by one and six tenths (1.6) shares for each share of common stock available for issuance pursuant to a stock purchase award, stock bonus award, stock unit award or other stock award granted. With this adjustment, the total amount available for future issuance would be reduced to 3,519,571 shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee is currently composed of three non-employee directors: Dr. Goddard, Dr. Wierenga and Mr. Wiggans. None of the members of the compensation committee has at any time since our inception ever been an officer or employee of the Company. During fiscal year ended December 31, 2009, none of our executive officers served as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002. A related-person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the NASDAQ rules, and in addition approves any direct or indirect personal loans from the Company to non-executive employees. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recues himself or herself from the deliberations and approval.

Certain Transactions

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify the officer or director under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements Notices of Internet Availability of Proxy materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Notice of Internet Availability of Proxy Materials or proxy statement and annual report, as a stockholder may have instructed, may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or us that you no longer wish to participate in "householding." If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials or proxy statement and annual report, as you may have instructed, in the future you may (1) notify your broker, (2) direct your written request to: Investor Relations, Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608, or (3) contact Investor Relations, at (510) 597-6500. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or proxy statement and annual report, at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials or proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Robert L. Jones
Secretary

April 9, 2010

A COPY OF OUR ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO: CORPORATE SECRETARY, ONYX PHARMACEUTICALS, INC., 2100 POWELL STREET, EMERYVILLE, CA 94608.